SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Annual Letter of Public Policies and Corporate Governance 2018

Summary

Message from the Management	3
General Identification	5
1. Who we are	6
2. Our Activities	7
3. Our Public Commitment	22
4. Our Internal Control Structure	27
5. Our Risk Management	32
6. Our Risk Factors	33
7. Our Economic and Financial Result	35
8. Our Corporate Governance Model	42
9. Our Main Improvements in Corporate Governance	48

Annual Letter of Public Policies and Corporate Governance 2018

Message from the Management

It is with great pleasure that we present the Annual Letter of Public Policies and Corporate Governance 2018. In this year, Eletrobras started to reap the rewards from the work it has been doing since 2016, in order to overcome the problems from successive financial losses, low investment capacity and difficulties in fundraising. The deep crisis the company has been through is over, as it can be noticed by the company's market value, which has escalated from R$ 9 billion, in the beginning of 2016, to more than R$ 33 billion in 2018, reaching R$ 50 billion in February 2019.

The Management and Business Master Plan from Eletrobras represents a broad restructuring program, to be carried out through actions based on the pillars "financial discipline", "operational excellence" and "governance and conformity". On the pillar "financial discipline", for instance, in December 2018, the adjusted ratio Net Debt/EBITDA from the company reached the value of 3.1, presenting a substantial decrease over the 8.5 value reported in September 2016, and of 3.7 in 2017.

Other accomplishments throughout the year were the privatization of distribution companies and the selling of the minority interests in 26 special purpose entities, reaching  the sum of R$ 1.3 billion, of great importance for the result of 2018. The effects of these disinvestments will reflect on the decrease of the leverage and improvement levels of the company's EBITDA from January 2019.

The investments schedule was updated and, in 2018, power units of Mauá 3 and São Manoel were concluded. In 2019, the works on the Sinop Hydroelectric Power Plant will be concluded and Belo Monte Power Plant will start its operation, only to become the third biggest hydroelectric power plant in the world, with a 11,233 MW total capacity.

In the Governance and Conformity area, the company set up its Statutory Audit Committee and, for the first time, it has carried out an independent assessment of the company's Governance body and its subsidiaries.

Eletrobras was certified in the B3 Program in Governance of State Owned Companies, was listed again in the  Sustainability Entrepreneurial Index (ISE), also from B3 and received for the second time in a row the highest grade on the governance index  IG-SEST. In parallel, the questionings regarding the Securities and Exchange Commission (SEC) and with the litigants on the class action against Eletrobras abroad were finished, and also the ending of the discussions with the Department of Justice (DOJ), which declined to sue the company.

As a subscriber of the Global Pact, in 2018, Eletrobras supported continuously important measures, such as the adhesion to the Brazilian business Compromise of Hydric Safety and to the selected projects from the prioritization of the Goals of Sustainable Development (ODS), which form the 2030 Agenda.

In December, Eletrobras launched the Management and Business Master Plan for the period between 2019 and 2023, which, among other strategic guidelines, establish the "Profitable Growth":  growing  in a sustainable way, granting profitability and the company's value.

The great achievement of 2018 has been the return of  market and the society confidence  on Eletrobras, on its employees and leaderships. Now, the future awaits us, and is with the future in mind that we have prepared the company, making it capable of competing in equal conditions with the large  groups within the electric sector in the world, in such a way to be present in the energy markets in an integrated, profitable and sustainable way.

Annual Letter of Public Policies and Corporate Governance 2018

José Guimarães Monforte

President of the Eletrobras Board of Directors

Wilson Ferreira Junior

President of Eletrobras

Annual Letter of Public Policies and Corporate Governance 2018

General Identification

In compliance with  article 8, items I, III and VIII, of Law 13.303, dated June 30th, 2016, with article 13, items I, III and VIII, of Decree No. 8.945, dated  December 27, 2016, and with articles 16 and 18 of the Program for Governance  Highlight of  State Owned Companies  from B3 (Brasil, Bolsa, Balcão), the Board of Directors subscribes  the  2018 Annual Public Policy and Corporate Governance Letter from Centrais Elétricas Brasileiras S/A - Eletrobras, referring to the fiscal year of 2018, which covers the holding company and its subsidiaries.

CNPJ n. 00.001.180/0002-07, Rio de Janeiro, and n. 00.001.180/0001-28 Brasília. NIRE 53300000859
Based in Brasília, Distrito Federal, and head office on Rua da Quitanda, 196, 24th floor Rio de Janeiro, RJ
Type of State Owned Company: Mixed Capital Company — Holding
Controlling Shareholder: Federal Government, through the National Treasury
Type of Stockholding: Joint Stock Company
Type of Capital: Publicly Held
Operating Area: International
Operating Sector: Energy
Chief Financial and Investors Relations Officer: Elvira Baracuhy Cavalcanti Presta — Phone: (55 21) 2514-4631, e-mail: df@eletrobras.com
Current Company Independent Auditors: PricewaterhouseCoopers Independent Auditors: Responsible Technician: Guilherme Naves Valle— Shareholder E-mail: Guilherme.valle@pwc.com; Phone: (55 21) 32326112
Annual Letter Subscribers Board of Directors Members	CPF
Wilson Ferreira Junior	012.217.298-10
José Guimarães Monforte (President)	447.507.658-72
Mauro Gentile Rodrigues da Cunha	004.275.077-66
Vicente Falconi Campos	000.232.216-15
Ruy Flaks Schneider	010.325.267-34
Bruno Eustáquio Ferreira Castro de Carvalho	053.965.606-22
Ricardo Brandão Silva	634.956.941-53
Marcelo de Siqueira Freitas	776.055.601-25
Luiz Eduardo dos Santos Monteiro	083.301.757-82
Daniel Alves Ferreira	205.862.458-04
Felipe Villela Dias	218.680.308-90
Annual Letter Subscribers Directors	CPF
Wilson Ferreira — Chief Executive Officer	012.217.298-10
Elvira Baracuhy Cavalcanti Presta - Chief Financial and Investors Relations Officer	590.604.504-00
Lucia Maria Martins Casasanta - Chief Compliance Officer	491.887.206-91
Pedro Luiz de Oliveira Jatobá – Chief Generation Officer	116.073.435-68
Márcio Szechtman – Chief Transmission Officer	155.239.268-68
Luiz Augusto Pereira de Andrade Figueira — Chief Management and Sustainability Officer	844.097.897-91

Annual Letter of Public Policies and Corporate Governance 2018

1. Who we are

Centrais Elétricas Brasileiras S.A (“Eletrobras” or “Company”), constituted by  Law n. 3.890-A, dated    June 11th, 1962 in the form of a federal mixed capital company  controlled by the Federal Government,  has as its social objective the promotion of studies, construction and operation of  electric power projects  and transmission lines , as well as the celebration of commercial actions resulting from these activities, as the commercialization of electric power, contributing to the expansion of the demand of electric power and for the development of the country.

The company is held responsible for the administration of government programs aimed at the electric sector development, such as the National Program of Electric Power Conservation ("Procel"), the National Program of Universalization of the Access and Use of Electric Power ("Light for Everyone") and the Program for the  Incentive of  Alternative Sources of Electric Power ("Proinfa").

The Company is registered in the Commission of Securities  – CVM and in the Securities and Exchange Commission – SEC, with ordinary shares negotiated on the B3 S.A. — Brasil, Bolsa, Balcão (B3) under the code “ELET3”, preferential class “B” and class “A”  shares negotiated under the tickers “ELET6” and “ELET5”, respectively. At the  the New York Stock Exchange - NYSE, the shares are negotiated by means of the level II ADR Program, under the tickers "EBR" and "EBR-B". In the Madrid Stock Exchange - Latibex, the shares are negotiated by means of the Latibex Program, under the tickers "XELTO" and "XELTB".

The Company also plays the role of holding company, generating investments in share participations, holding direct sharing  control in seven electricity generation and/or transmission companies, which will be further explained in the current Letter. Additionally, it still has the sharing  control of Eletrobras Participações S.A - Eletropar and shareholding participation in  Itaipu Binacional - Itaipu (in joint control under the terms of the International Treaty consolidated between the Governments of Brazil and Paraguay), in  Inambari Geração de Energia S.A. and in  Rouar S.A (in joint control  with the Uruguayan state owned Usinas y Transmissiones Elétricas de Uruguay - UTE).

The Company operates as a trading  agent of electric power from  Itaipu Binacional and from the participating agents of the Program of Incentive to Alternative Sources of Electric Power- – PROINFA.

Annual Letter of Public Policies and Corporate Governance 2018

2. Our Activities

The Eletrobras System, as of  December 31st, 2018, through its  Holding and its operational subsidiaries, comprised  the shareholding participations  in 172 SPEs in Brazil, of which  134 of generation and 35 of transmission, two SPEs abroad and in 29 associated companies.

In 2018, Eletrobras concluded the privatization auctions of the 6 distribution companies  located in the North and Northeast regions within the country, with Cepisa, Ceron, Eletroacre and Boa Vista having their share control transference contracts signed in 2018. At Ceal, this occurred on the 18th of March 2019 and at Amazonas Energia, it has occurred on the 10th of April 2019.

During the year, we have also organized the selling auction of 26 minoritary shareholding  participations in Special Purpose Entities (SPEs), of which  16 of generation and 10 of transmission, which contributes for the pursue  of financial discipline, essential to the perpetuity of the business.

On the 31st of December 2018, Brazil has reached the installed capacity of 163.4 GW, from which Eletrobras contributed with 49.8 GW, which means 30.5% of the total. From this volume, 63.6% correspond to corporate enterprises from the Eletrobras System, 20.4% correspond to its proportional participation in projects developed by means of Special Purpose Entities (SPEs) and 16% come from shared enterprises, including here half of Itaipu Binacional's capacity (7,000 MW).

Around 95% of the Company's installed capacity comes from sources with low emission of greenhouse effect gas ("GEE"), such as solar, nuclear, wind , hydraulic, turning  Eletrobras in one of the biggest companies in the world when it comes to generation of clean and renewable energy and the main responsible for  Brazilian electric matrix to be the second cleanest and most renewable in the world, meeting  thus, the mission and vision of its Strategic Planning. Given its participation in the electric matrix of the country, in 2018, from the total installed from sources with low emission of greenhouse effect gas, 41% belongs to Eletrobras.

On December 31st, 2018, the transmission line network from Eletrobras companies reached a total of approximately 71,068 km, from which 63,479 km are corporate lines from the Eletrobras System and 7,589 km correspond to the participation of Eletrobras by means of the SPEs. Considering only the basic network of the National Interconnected System, meaning the voltages of ± 800, 750, ± 600, 525/500, 345 and 230 kV, Eletrobras is responsible for 64,833 km of transmission lines, which represents about 47.3% of the total transmission lines in Brazil in the mentioned voltages.

Regarding the transformation capacity, Eletrobras reached  on the 31st of December 2018, 254,782 MVA, from which 232,538 MVA in its corporate substations and 22,244 MVA in the SPEs. In a leveraged way, meaning considering the total of MVA from the enterprises that count with the participation of the Eletrobras System companies, the Company contributed with 275,215 MVA of transformation capacity.

In 2018, as regards distribution,  Eletrobras has successfully organized, the selling auction of all its distribution companies.

Until April 2017, Eletrobras was responsible for the management of the sector government funds, denominated Global Reversal Reserve ("RGR"), Fuel Consumption Account (CCC) and Energetic Development Account (CDE).

Annual Letter of Public Policies and Corporate Governance 2018

Additionally, it is under Eletrobras' responsibility the administration of government programs aimed at the electric sector development, such as  the National Program of Electric Power Conservation ("Procel"), the National Program of Universalization of  Access and Use of Electric Power ("Light for Everyone") and the Program of Incentive to Alternative Sources of Electric Power ("Proinfa").

With the mission of operating within the energy markets in an integrated, profitable and sustainable way, Eletrobras expects, in 2030, to be among the three biggest global clean energy companies and among the ten biggest companies in the world regarding electric power, with a profitability comparable to the best companies within the sector and being recognized by all its public of interest.

In its commercial identity, Eletrobras' values are the focus on the results, ethics, transparency, entrepreneurship, innovation, sustainability and valuing and commitment of people, with the company being present in the main structuring projects within the country, fact that  shows its importance for the construction of the National Interconnected System, pursuing thus, the goals stipulated by  Law nº 3.890-A, from the 25th of April 1961, which authorized its creation.

Based on the above mentioned values, the Company is present in the main structuring projects in the country, actively participating in the expansion of the Brazilian electric power system with an important role in the construction of the National Interconnected System, complying with the objectives of its creation.

Annual Letter of Public Policies and Corporate Governance 2018

In 2018, Eletrobras intensified the efforts aiming at the  achievements  expected  in PDNG 2018-2022, overcame challenges and obtained important results related to the Strategic Pillars defined as priority for the 5-year period 2018-2022: Financial Discipline, Operational Excellence, Sustainable Performance, Appreciation of Personnel and Governance and Compliance.

In relation to the projects defined, Eletrobras obtained the following results:

In December 2018,  Eletrobras’ Board of Directors approved the new Management and Business Master Plan for the period of 2019 until 2023 (PDNG 2019 - 2023), as a way to grant business sustainability and leverage competitive advantages in generation, transmission and commercialization, adding value to all stakeholders, being an extension of the Strategic Plan 2015 - 2030 and as a  result of a continuous updating project based on the PDNG 2018 - 2022.

We inform below the strategic guidelines for the PDNG 2019 - 2023:

➢  Through the Profitable Growth, Eletrobras expects to grow in a sustainable way, increasing  profitability and the company's value.

➢  With Sustainable Performance, Eletrobras expects to be a generation and transmission company,  with social and environmental concerns, , financially responsible, with the commitment to support continuously the UN Global Pact.

➢  For the Operational Excellence, it will pursue  the continuous improvement of the management of processes, projects and support systems  to the executive director’s decisions, all along the value chain.

➢  Through the Enhancement of Governance and Compliance, it seeks to enhance the internal controls and corporate governance, ensuring commercial integrity.

➢  With Appreciation of Personnel, it intends to develop and enhance technical and technological competences, in such a way to value its employees and foster the results culture.

Annual Letter of Public Policies and Corporate Governance 2018

Characteristics of the Operating Market

The Brazilian electric power sector has been through relevant modifications since the 90's. Previously, the provision of generation, transmission and distribution services was carried out predominantly by state agents, as well as the operation and planning activities of the system, and the reforms were introduced with the purpose of enabling the attraction of private capital for the operation of these services, which was made possible by the Federal Constitution, which allows the Federal Government to delegate to third parties the electric power services, through concession, permission or authorization.

During this process, the state performance  was divided , separating the  direct participation in the economy from the  planning and operation  role. Some agencies were created to  develop these last functions, such as the System National Operator - ONS (Law nº 9,648, from the 27th of May 1998), the National Agency of Electric Energy Power - ANEEL (Law nº 9,427, from the 26th of December 1996) and later, Electric Energy Planning  Company  EPE (Law nº 10,847, from the 15th of March 2004).

A  great part of the noncommercial activities of Eletrobras were excluded from the company, , in order allow its concentration on the provision of services and giving room  for its participation within the market in a  competitive fashion with  private sector companies

Among the changes introduced within the electric power sector, it is worth  mentioning  the granting of concessions through contracts  and the decentralization of services, which paved the way to the creation of a regulating environment that allows free competition in the generation markets and commercialization of energy and the participation of state owned companies in a competitive way,  along with the private sector, both  in those two markets, and also  the obtaining of new concessions of distribution and transmission.

It is worth  to mention, also, the creation of the Electric Power Commercialization Committee - CCEE, according to the Law nº 10,848/04, with the purpose of allowing the commercialization of electric power, and the establishment of two environments of contracting  energy, free and regulated market.

According to the current model, energy can be commercialized in the Environment of Regulated Contracting (ACR), preceded of bidding and regulated  by a contract between  generators and  distributors, or in the Free Contracting Environment (ACL), in which electric power purchase and selling operations are conducted through bilateral contracts negotiated among generators, traders and consumers.

The Brazilian Constitution stipulates that the development, use and selling of energy can be carried out directly, by the Brazilian Government, or indirectly, through concessions, permissions or authorizations. Historically, the Brazilian energy industry was controlled by the generation, transmission and distribution concessionaires controlled by the Brazilian Government or State Governments. In recent years, the Brazilian Government took some measures to remodel the energy industry.

Generally, these measures aimed at  increasing  the role of the private sector and eliminate restrictions to foreign investment, increasing therefore the competition within the power industry.

Considering that the public electric power generation and transmission services are object of concession contracts granted by the public power, there is no competition in the exploration of such concessions during the period of validity of the referred contracts. However, there is significant competitiveness during the bidding for granting of new concessions, situation in which Eletrobras compete directly with other companies which explore activities related to the national electric sector, among which we can highlight, mainly: in  generation : ENGIE, Petrobras and Cemig and in  transmission : CTEEP, Cemig and TAESA;

Annual Letter of Public Policies and Corporate Governance 2018

As established in  law n. 10.848, dated of 15th of March 2004 ("Act of the New Model of the Electric Sector"), and according to the current model, energy can be traded  in the Environment of Regulated Contracting (ACR), preceded of bidding and regulated  by a contract between  generators and  distributors, under the terms of the auction, or in the Free Contracting Environment (ACL),  in which  electric power purchase and selling operations are conducted through bilateral contracts negotiated among generators, traders and consumers.

Additionally, companies from the electric power sector are subject to the provisions of the ANEEL's Resolution nº 378, dated  10th of November 2009, which establishes the procedures for analysis of acts of concentration. When identifying an act that may constitute an infraction to the economic order (including acts of economic concentration), ANEEL must notify  the Secretariat of Economic Law (SDE) so the legality of the act of concentration can be verified. It should be mentioned that the breach of the provisions from  ANEEL's Resolution nº 378/2009, may subject the agent to the application of the regulatory penalties.

Process of price calculation and regulations applicable to the tariff fixation.

The energy tariff corresponds to the price charged per electric power unit (R$/kWh). The price for electric power is based on costs incurred since its generation until its delivery to consumers, as well as its availability (24 hours a day, seven days a week).

The price for electric power, therefore, must be sufficient to cover the operating and expansion costs of all the elements of the electric sector that forms the system, since the generation unit until the connection point in low voltage for the consumers.  Such costs must, generally, cover investments made in the network and its daily operation, which must result in reduced failure rates and shorter periods of possible repairs.

Additionally, besides these costs, directly related to the physical components of the system, there are still charges and taxes. Summarily, the electric power tax for consumers within the concession areas of distribution companies is constituted of:

•         Electric Power acquisition cost;

•         Costs related to the use of the distribution system;

•         Costs related to the use of the transmission system;

•         Technical and commercial losses; and

•         Various charges and taxes.

The Electric Power acquisition costs correspond to those of energy contracting through regulated auctions. The distribution company acquires an amount of energy it considers to be sufficient to supply its market. The costs with energy are allocated to the Energy Tariff (TE) and are passed on to consumers without margin of profit.

Costs related to the use of the distribution system are included in the Distribution System Use Tariff (TUSD), including capital expenses and operational costs and maintenance of the distribution network.

Annual Letter of Public Policies and Corporate Governance 2018

The costs related to energy losses are divided in two types: technical losses and commercial losses. Technical losses are inherent to any electric circuit. Any conductor wire has resistance, which results in the transformation to heat of the electric current passage. Therefore, all consumers pay for the technical losses of energy derived from its own consumption. Commercial losses are related to theft of energy and problems with the metering. In Brazil, depending on the concession area, commercial losses represent a great part of the costs with electric power. This means that ordinary consumers end up paying for the illegal consumption of consumers who take advantage of this practice.

The taxes will be divided in: PIS/PASEP - PIS (Social Integration Programs) and COFINS (Contribution for Financing of Social Security) and ICMS (Tax over Circulation of Goods and Services). The ICMS, which varies according to the State, may represent up to 30% of the consumer energy bill.

Our companies

SPE
G 8
T 4
Σ 12
SPE
G 52
T 14
S 1
Σ 67
SPE
G 25
T 5
S 1
Σ 31
SPE
G 4
T 3
S 2
Σ 9
Eletrobras Amazonas GT
(100%)
Eletrobras Eletrosul
(99,88%)
Eletrobras Furnas
(99,56%)
Eletrobras Chesf
(99,58%)
Eletrobras Eletronorte
(99,48%)
Generation and
Eletrobras CGTEE
(99,99%)
Eletrobras Eletronuclear
(99,91%)
Generati
ITAIPU BINACIONAL
(50,00%)
Binacional Generation
Eletrobras (2) Distribuição Alagoas
(100%)
Eletrobras (2) Distribuição Amazonas
(100%)
Distribution
Eletrobras Eletropar
(83,71%)
Stockholding
Eletrobras
Eletrobras Cepel
(100%)
Inambari Geração de Energia S.A. – IGESA (29.40%)
Rouar S.A. – Parque Eólico Artilleros (50.00%)
SPE Abroad
SPE in Brazil
Minorities
SPE
G 50
T 11
Σ 61
G, T e D | 29 empresas

Eletrobras Companies

Business Segment	Number of SPEs
Generation	134
Transmission	35
Services	3
Total	172[1]

1.     The SPEs quantitative considers the Eletrobras direct and indirect participations in each SPE, disconsidering SPEs which are in more than one Eletrobras company, unlike the quantitative considered in each of the company's board. From this total, two SPEs abroad are included. It has not been considered INTESA, which had the selling process concluded on 12/28/2018, from the Auction nº 01/2018, and Costa Oeste and Marumbi, which were transferred from Eletrosul to Copel, through barter.

2.     Ceal and Amazonas have already been alienated in auctions taken place in 2018. The transference of share control from Ceal occurred on the 18th of March 2019 and Amazonas is expected to take place in 2019.

Annual Letter of Public Policies and Corporate Governance 2018

On the 31st of December 2018, the generation, transmission and distribution operations of Eletrobras were developed in Brazil by means of 9 regional subsidiaries and by Itaipu Binacional, as well as the shareholding participation  in 172 SPEs in Brazil, of which  134 of generation and 35 of transmission, two SPEs abroad and in 29 associated companies.

•         Itaipu, a power plant in which Eletrobras and a Paraguayan government entity (ANDE) hold each a 50.0% stake, and which is one of the largest hydroelectric plants in the world in terms of the volume of electricity generated;

•         Furnas, which develops generation and transmission activities in the Southeast and part of the Midwest of Brazil;

•         Chesf, which develops generation and transmission activities in the Northeast region of Brazil;

•         Eletronorte, which develops generation, transmission and distribution activities in the North and part of the Midwest of Brazil;

•         Eletronuclear, which owns and operates two nuclear plants, Angra 1 and Angra 2, and is building a third, Angra 3;

•         Amazonas Geração e Transmissão de Energia S/A, which develops generation and transmission activities in the state of Amazonas;

•         Eletrosul, which develops generation and transmission activities in the states of Santa Catarina, Rio Grande do Sul, Mato Grosso do Sul and Paraná;

•         CGTEE, which owns and operates thermoelectric plants in the southern region of Brazil.

•         Ceal, which develops distribution activities in the state of Alagoas - Auctioned in 2018, the control transference was taken place in March 2019;

•         Amazonas Distribuidora, which develops distribution activities in the state of Amazonas. Amazonas Energia operates in the area which was covered by Ceam,  until March 2018, held  directly by Eletrobras, but it no longer exists as an operational company - Auctioned in 2018, the control transference has taken place in April 2019;

Eletrobras is, also, the main sponsor of Cepel, the biggest development and technological research center within the electric sector in Latin America.

Additionally, the company owns the majority interest in Eletropar, a company which owns relevant minority interest in Eletronet S.A. and, besides that, owns minority interest in the following energy companies: (i) Energias do Brasil S.A. (EDP); (ii) Companhia de Transmissão de Energia Elétrica Paulista (CTEEP); (iii) Empresa Metropolitana de Águas e Energia S.A. (EMAE) and (iv) Light S.A.

Eletrobras is the agent responsible for  imports  of energy from Uruguay. In 2018, it has commercialized within the Brazilian market  more than 870 GWh of energy from the state owned Uruguayan company Administración Nacional de Usinas y Trasmisiones Eléctricas (UTE). Also in 2018, it has acquired authorization to import electric power from Uruguay and Argentina in the period of 2019 until 2022.

Eletrobras maintained its strategic partnership with UTE, with the objective of promoting the generation of energy from renewable sources, exemplified in the development and joint operation of Parque Eólico Artilleros (65 MW).

Annual Letter of Public Policies and Corporate Governance 2018

During this period, some negotiations were carried  between Eletrobras and  state owned Argentinian company Emprendimientos Energéticos Binacionales Sociedad Anónima (EBISA), currently known as Integración Energética Argentina S.A. (Ieasa), aiming at resuming feasibility studies for the installation of hydroelectric projects on the Uruguay River, on the border between Brazil and Argentina.

Regarding the energetic potential on the border between Brazil and Bolivia, it is important to mention, in 2018, the beginning of the Binational Hydroelectric Inventory Study in part of the Madeira River basin, by WorleyParsons Engenharia Ltda. The study was jointly contracted by Eletrobras, Empresa Nacional de Electricidad (ENDE) and Banco de Desarollo de América Latina (CAF) from the international bidding process carried out in the previous year.

Still in relation to Bolivia, it is worth mentioning, in 2018, the signature of Technical Cooperation between Eletrobras, Banco Interamericano de Desenvolvimento (BID) and ENDE in order for us to conduct international bidding process for the contracting of Studies for the Electric Interconexion Brazil-Bolivia, carried out by Eletrobras, ENDE and BID. The signature of the contract with the chosen company occurred in march 2019.

More information on the main activities of the issuer and its subsidiaries, as well as products and services related to the operating segments in items 7.1 and 7.3, respectively, of the Reference Form, are available at https://eletrobras.com/en/ri/Paginas/Financial-Statements.aspx.

Generation Business

In December 31st, 2018, Eletrobras has reached the installed capacity of 49,801 MW in generation enterprises, which represents 30.5% from the 163,441,00 MW installed in Brazil, from which 7,000 MW are represented by Itaipu and 1,990 MW by power plants. Apart from these assets, Eletrobras represents 25% of the installed capacity in Brazil, divided, according to the regime of stockholding and exploration, into six groups: (i) Corporate Plants; (ii) Corporate Plants Under the O&M regime (Law nº 12.783/2013); (iii) Corporate Plants Renewed by Law nº 13.182/2015; (iv) Shared Ownership Plants; (v) Special Purpose Entities (SPEs); and (vi) Special Purpose Entities under O&M regime (Law nº 12.783/2013).

Installed Capacity MW

Company	Integral Responsibility (a)	Integral Responsibility under the terms of the law 13,182/15 (b)	Integral Responsibility under the O&M Regime (c)	SPE(d)	SPE under the O&M Regime (e)	Net Aggregation 2018	Total (a+b+c+d+e)
Eletrobras Holding (1)	-	-	-	2,007	-	823	2,007
Eletronorte	8,915	-	78	1,587	-	194	10,580
Chesf	65	1,864	8,395	2,044	-	209	12,367
Furnas	2,007	2,082	4,617	2,923	403	152	12,032
Eletronuclear	1990	-	-	-	-	-	1,990
Eletrosul	476	-	-	1,220	-	-	1,696
CGTEE	350	-	-	-	-	-63	350
Itaipu Binacional	7,000	-	-	-	-	-	7,000
Amazonas G&T	1,372	-	-	-	-	352	1,372
Distributing Companies	406	-	-	-	-	-	406
Total	22,581	3,946	13,090	9,781	403	1,667	40,801

Source: Administration Report 2018

Annual Letter of Public Policies and Corporate Governance 2018

From the total installed capacity in Brazil, around 64% corresponds to hydroelectric sources, 25% to thermal sources, 9% to wind  sources, 1% to nuclear sources and 5% to other sources, including photovoltaic, small hydroelectric units  and hydroelectric generating plants.  In the last years, we have increased the use of sources with low GHG emission in our facilities, which in 2018 represented nearly 95.2% of the total, which decisively contributes for the Brazilian electric matrix to be one of the cleanest and most renewable in the world.

In 2018, it should be mentioned the wind unit Casa Nova III’s entry into commercial operations, as well as the new generation units of the hydroelectric power  Belo Monte and São Manuel, small hydro Anta (Simplício Complex) and the thermal power unit  Mauá III. On the other hand, the thermal power units  Rio Branco I, Rio Branco II, Rio Acre, Rio Madeira, the oil-system thermal stations Amazonas D and the small hydro Araras were deactivated. Nevertheless, there has been an increase in the installed capacity of the Eletrobras System of 1,667 MW. In 2019, the works on the Sinop Hydroelectric Power Plant are expected to be concluded and Belo Monte Power Plant will start its operation, only to become the third largest t hydroelectric power plant in the world, with a 11,233 MW total capacity.

Annual Letter of Public Policies and Corporate Governance 2018

On December 31st, 2018, our transmission line network reached a total of approximately 71,068 km. From this total, 9.7% (6,919 km) are corporate, 79.6% (56,560 km) are corporate Under the O&M Regime and 10.7% (7,589 km) in SPEs participations. Considering only the basic network of the national Interconnected System, meaning the voltages of ±800, 750, ±600, 525/500, 345 and 230 kV, we are responsible for 64,833 km of transmission lines, which represents 47.3% of the total transmission lines in Brazil.

 Transmission Lines - Km

Company	Integral Responsibilities (a)	Integral Responsibility under the O&M Regime (b)	SPEs (c)	Net Aggregation 2018	Total (a+b+c)
Eletrobras Holding	-	-	1,026	1026	1,026
Eletronorte	1,735	9,277	1,694	-1,396	12,706
Chesf	1,621	18,965	1,461	-138	22,047
Furnas	1,609	18,805	2,362	-62	22,776
Eletrosul	1,564	958	1,049	-46	12,123
Amazonas G&T	390	-	-	0	390
Total	6,913	56,560	7,589	-619	71,068

 Source: Administration Report 2018

Annual Letter of Public Policies and Corporate Governance 2018

Distribution Business

Regarding the distribution segment, in 2018 Eletrobras concluded the privatization auctions of the six distributors located in the North and Northeast regions within the country, with Cepisa, Ceron, Eletroacre and Boa Vista having their share control transference contracts signed in 2018. The Ceal control transference, occurred on the 18th of March 2019 and with Amazonas Energia, it has occurred on the 10th of April 2019. After that, Eletrobras left the energy Distribution Business, focusing in Generation and Transmission activities.

Research, Development and Innovation (R&D+I)

On Eletrobras companies, the investment in R&D+I is made through Cepel and public calls for the collection of innovative projects to be invested in partnerships with other institutions.

The Electric Power Research Center (Cepel) has been increasing its partnership with new associates and has obtained a great deal of satisfaction from its main customers. Additionally, it conducts international partnerships with institutions for the technical cooperation in research, development and innovation within the areas of electricity and corresponding services comprising research, training, personnel training, sharing of equipment and installations for the conduction of tests regarding international services carried out jointly with these new partners.

Annual Letter of Public Policies and Corporate Governance 2018

In 2018, we invested R$ 307 million in R&D+I considering Cepel and Eletrobras’ companies projects.

Created in 1974, as a Eletrobras initiative, Cepel has been contributing for the maintenance of an advanced technologic infrastructure of Research, Development and Innovation (R&D+I) in electrical equipment and systems, in order to meet the unique characteristics of the Brazilian electrical sector.

Eletrobras Companies, with its statutory obligation for the support and development of Cepel, allocated R$ 196 million in 2018 and the total invested was further increased  with own revenue through contracts of Research and Development Projects, technological services provided, program licensing and conduction of tests, as well as the allocation of other Special Associates, reaching the sum of R$ 214.1 million.

The Technological Politics Committee (CPT), is responsible for the management of Research, Development and Innovation (R&D+I) of all the system. The collegiate body is formed by Eletrobras Companies representatives, under Holding coordination. Restructured at the end of 2017, the main CPT attributions are to define policies, guidelines and strategic objectives for Eletrobras Companies. The body is constituted of an Executive Secretariat and is coordinated by the General Manager from Cepel, responsible for the technical and administrative support to the Committee. It also has six themed groups of implementation and monitoring:  Generation and Commercialization (GTG), Transmission (GTT), Distribution (GTD), Energetic Efficiency (GTE), Laboratories (GTL) and Corporate Innovation (GTI).

The Holding also coordinates the Corporate Innovation Themed Group (GTI), responsible for creating the Eletrobras Innovation Companies Award, with the first edition expected to take place in 2020. The award aims to "foster the culture of innovation on Eletrobras Companies by valuing the innovative efforts from its employees". In 2018, the main guidelines were defined. There will be biannual editions with the concept: "implemented solution unprecedently in the company, that implies in effective quality gain and/or time and/or cost, adding value to the business".

Annual Letter of Public Policies and Corporate Governance 2018

Our Environment Development

The Corporate Environmental Management System has the  objective of  monitoring  Eletrobras’ Companies actions related to  environment. Its three main elements are the Environment policy, Eletrobras’ Companies Environment Committee (SCMA) and System of Indicators of Corporate Sustainability Management (IGS System).

The Eletrobras’ Companies Environmental Policy deals with the socio-environmental issues associated with the electric power generation, transmission  and its administrative activities, aiming at maintaining a balanced environment for present and future generations and for the construction of a transparent dialogue with the several interest publics. In 2018, this policy was reviewed and approved within the scope of the Environment Committee, including specific guidelines for relations with indigenous communities.

The assessment of climate change management in Eletrobras Companies, held in 2018, indicated the need to expand the panel of these indicators in the PDNG 2019-2023, and it remains an object in the Climate Strategy Working Group of the Environment Committee.

A study on the exposure to risks related to biodiversity and ecosystem services has been developed since 2016 by the Working Group (GT) on Aquatic Resources and Biodiversity of Eletrobras’ Companies Environment Committee.  In 2018, the GT began evaluating the ecosystem service for the provision of water and held the Biodiversity Conservation Symposium in Furnas.

Published in 2019, the Greenhouse Gas (GHG) Inventory, for the year 2018, shows that the total GHG emission of Eletrobras’ Companies decreased by 6,3% compared to 2017.

Besides the anual elaboration of the Greenhouse Gas (GHG) Inventory of Eletrobras’ Companies, which started in 2009, ando f its commitment with climate changes expressed at  “Declaração de Compromisso da Eletrobras sobre Mudanças Climáticas”, published in 2012,  Eletrobras also established, along with its subsidiaries, reduction targets for the vehicle fleet and for the electric energy consumption. Those targets, included in the former PDNG 2018-2022, have forecasted a reduction of 1% of GHG for the period, with a 0,2% yearly.

Eletrobras's Companies Environment Committee (SCMA)

SCMA, in addition to drafting guidelines for the relationship of Eletrobras’ Companies with indigenous COMMUNITIES, worked on the proposal for new indicators to measure the environmental performance of the Company's business under Agenda 2030. The Eletrobras Business and Management Master Plan (PDNG) has a goal related to the reduction of greenhouse gas emissions aligned with the Sustainable Development Objective 13 - Combating Climate Change, prioritized by Eletrobras. This goal is related to the variable compensantion of the managers, reinforcing the commitment with the strategic orientation of the Board of Directors and with the public policies to fight climate change. The indicators related to the emission reduction target are monitored quarterly based on the IGS System and the Greenhouse Gas Emission Calculation Tool (EMISFERA) of Cepel.

Annual Letter of Public Policies and Corporate Governance 2018

System of Indicators of Corporate Sustainability Management (IGS System).

The System of Indicators of Corporate Sustainability Management (IGS) gathers information on the companies' performance on issues such as energy, water, biodiversity, waste, legal compliance and others, which shall comply with the principles and guidelines of Eletrobras’ Environmental Policy. Variable protocols are constantly discussed and updated within the SCMA work groups. The IGS, therefore, is an important strategic tool in continuous development, which allows for the performance of periodic verifications of environmental management by internal experts.

In addition to IGS, Eletrobras companies maintained in 2018 their certifications with ISO 14.001 in the following operations: HPP Tucuruí, HPP Samuel, HPP Coaracy Nunes and associated transmission lines in 138kv, circuits I and II and Central and Santana substations of Eletrobras Eletronorte. The process of certification renewal of Substations Foz do Iguaçu and Ibiúnas from Eletrobras Furnas is expected to be concluded in June, 2019.

Eletrobras Chesf is ISO 14.001 certified by Paulo Afonso substation maintenance service. In the Eletrobras Furnas’ thermoelectric power plants and the Almirante Álvaro Alberto Nuclear Power Plant (CNAAA) of Eletrobras Eletronuclear, located in the State of Rio de Janeiro, external audits were performed to comply with State Law No. 1,898/91.

In the case of waste, new guidelines related to recycling (through cooperatives, in accordance with Decree n.  5.940/2006, by reverse logistics, and by sale and direct contract) were incorporated into the IGS System in order to expand the monitoring of these destinations.

In 2018, Eletrobras adhered to the "Brazilian Business Commitment to Water Security", launched by the Brazilian Business Council for Sustainable Development (CEBDS) and signed during the 8th World Water Forum in March 2018. The actions indicated by the companies to follow the goals stipulated in the Commitment can be accessed through the “Aquasfera" platform.

In 2018, Eletrobras companies invested a total of R$ 499.1 million in actions of  preservation and conservation of the environment.

Relationship with Stakeholders

The Environmental Policy of Eletrobras’ companies have guidelines for the relocation of population affected by hydroelectric projects. In such cases, Eletrobras’ companies seek to develop projects with a smaller impact on local communities, seeking to reduce the group of people  to be physically displaced.

The population socioeconomic and property registration is prepared (Law no. 7.342/10 and Interministerial Ordinance No. 340/2012), followed by interaction and social communication actions, proposing socio-environmental measures and creation of Ombudsmanships for each project or venture.

In 2018, the Environmental Licensing Monitoring System began to be developed, and it is an environmental computerized management tool, in conclusion, that will be used by the Holding to follow the environmental licenses and conditioners of the generation ventures of its companies.

Annual Letter of Public Policies and Corporate Governance 2018

The guidelines for relocation of populations affected by hydroelectric projects  of Eletrobras Companies advocate transparency and clarity in information and a process of interaction with social groups involved,  based on the principles of dialogue, social participation and the various instances of representation - formal or informal - indicated by the population itself. The methodology of Environmental Education for Environmental Licensing in companies, prepared by the Commission of Indigenous Communities, became part of the Company's Environmental Policy.

Eletrobras, in partnership with the Bolivian state-owned ENDE, develops actions of the Communication and Social Interaction Program, within the scope of the Binational Hydrographic Inventory Studies of the Madeira River.

Social Responsibility

The continuous enhancement of social responsibility management and development resulted in the revision of Social Responsibility Policy of the Eletrobras' Companies, with the inclusion of important subjects, such as integrity and Human Rights. This version of the policy received approval of the Executive Board (DEE) and the Board of Directors (CA).

In December, a program for capacitation was conducted, and it involving representatives from the area of Social Responsibility and all other strategic areas of the Eletrobras' companies with external consultants about companies and Human Rights.  It resulted in the development of the action plan which will guide the implementation of the Human Rights Program in the companies from year 2019 on.

Signatory of the Global Pact since 2006, Eletrobras confirmed its adhesion on Participant Level. It also performs on Working Groups of Human Rights and Objectives of Sustainable Development (ODSs) from the referred Pact, to reinforce the role of the holding of coordinating the involvement of its subsidiaries in socioenvironmental responsibility practices which adds value  and maximize the development of corporate sustainability.

By means of its Gender, Race and Diversity Committee, Eletrobras presented to the National Secretariat of Women Policies the report of the results of the company for the 6th edition of the Pro Equity of Gender and Race program, with its actions being carried out since 2016. Among the main results, it should be highlighted the increase of 14.61% of women participation in hierarchical level positions, and the implementation of breast feeding spaces in the new company building.

Eletrobras also participates and owns a seat in the collegiate coordination of the Permanent Committee for Gender, Race and Diversity Issues from the Ministry of Mines and Energy and linked Entities, with its path of 14 years being formalized by the Ordinance of the Ministry Office nº 61, from the 21st of February 2018.

The Solidary Selective Collection Program, meeting  Resolution nº 5.940/2006 and the National Policy of Solid Residues (Law nº 12.305/2010), aims to propagate, support and monitor the implementation of management solid residues practices and conscious consumption at Eletrobras and with its public of interest, focusing on the separation of recyclable residues generated within the company, as well as its destination to collector cooperatives.  It has been dispatched approximately 30 tons of recyclable residues to three cooperatives, generating a revenue of R$ 12.7 thousand in 2018.

Annual Letter of Public Policies and Corporate Governance 2018

The Eletrobras Volunteering Program allows that collaborators and family to join inclusive and collaborative social actions along vulnerable public, in partnership with social welfare institutions. The volunteers from the Company dedicated 611 hours to 39 actions and five campaigns, benefiting 1,174 people. Additionally, Eletrobras initiated negotiations with the United Nations Program for the Development (PNUD) aiming the participation of all companies in the Volunteering National Program (Viva Voluntário), which seeks to foster a greater involvement and integration of the volunteers with society.

In 2018, the social investments made by Eletrobras Companies reached R$326.9 millions, from which, R$ 45.6 million are related to sponsors.

All the corporate policies from Eletrobras are available to all public on the company's website.

Following the provisions of Law 12,232 of April 29, 2010, advertising expenditures made by Eletrobras Holding are monthly disclosed on the company's Internet portal: http://eletrobras.com/pt/Paginas/Investimentos-em-Publicidade.aspx.

The communication area also makes information available about its management upon requests through the Law of Access to Information (Law nº 12.527) making it possible the access and transparency of its activities.

Other relevant information about our activities related to advertising, sponsorship, partnership and covenants can be found in item 10.9 of the Eletrobras Reference Form, available at https://eletrobras.com/en/ri/Paginas/Financial-Statements.aspx.

3. Our Public Commitment

As established in the Eletrobras Act (Law no. 3,890-A/61) and its bylaws, the company, as a mixed capital  company, was created with the purpose of exploring the economic activities related to the energy sector, due to the relevant collective interest in those activities that involve the provision of public services.

Eletrobras, however, supported by the collective interest which justified its creation, has as social objective, cooperate with the Ministry of Mines and Energy for the enhancement of energetic policies within the Country, as we shall observe below.

The resources from the Sector funds did not integrate the Eletrobras Financial Demonstrations, except for the Global Reversal Reserve (RGR). RGR constituted one of the main sources of resources for the development of the electrical sector in Brazil, appearing as liabilities of the Eletrobras, with its respective compensation as assets. More information on the sector funds managed by Eletrobras are described in item 16.1 of the Reference Form available at https://eletrobras.com/en/ri/Paginas/Financial-Statements.aspx.

It is important to highlight that the Law nº 13.360, from 11/17/2016, regulated by the Resolution nº 9.022/2017, transferred the responsibility for the fund budget, management and movement of Sector Funds, Energetic Development Account – CDE, Fuel Consumption Account – CCC and Global Reversal Reserve – RGR from Eletrobras to the Commercialization Committee of Electric Power – CCEE, since the 1st of May 2017.

Annual Letter of Public Policies and Corporate Governance 2018

The regulations of the management transaction from the Eletrobras Sector Funds to the CCEE were defined by the Decree from the National Agency of Electric Power (Aneel) nº1.079/2017, and its deadlines are being thoroughly complied by Eletrobras.

Regarding the government programs, the resources used are originated directly from the federal government, as resources allocated to the sector and electric power consumers, as described below.

Light for Everyone Program (“Luz para Todos”)

The Program Light for Everyone, coordinated by the Ministry of Mines and Energy (MME) and carried  by Eletrobras, intends to offer until 2022, electric power services to the population from the country side in Brazil who still have no access to this service.

The resources from this program come from the Federal Government as a grant, through the Energetic Development Account (CDE) and as financing, through the Global Reversal l Reserve (RGR) or from Caixa Econômica Federal and also, from resources from state governments involved and Agents. Up until the end of 2018, these resources reached R$ 26 billion, from which R$ 19 billion (73%) are referred to sector funds (CDE and RGR).

In the year of 2018, there has been carried out 68,125 connections, reaching a sum of 3,457,162 connections carried out since 2004, which represents 99% of the goal stipulated for the period 2004 - 2018. More than 16.4 millions of people in the Brazilian country side were benefited.

Considering only the commitment with Eletrobras, there has been registered in the Project Management System of the Light for Everyone Program, 6,599 projects in 2018, totaling 542,103 projects since 2004. This total of works resulted in the service of 2,993,619 connections, which corresponds to 94% of the total number of connections contracted between the Executing Agents and Eletrobras holding company.

In order to cover the expenses incurred, Eletrobras receives resources from the Recovery Tax of Administrative Costs, paid by the Program Executing Agents, under regulation, equivalent to 1% over the value of each installment from CDE.

Incentive Program for Alternative Energy Sources - PROINFA

The Incentive Program for Alternative Energy Sources - (Proinfa), created by the Law nº. 10.438/2002, and regulated in the Resolution nº 5.025/2004, started to be implemented in 2004, in order to promote the diversification of the Brazilian electrical matrix, from the increase participation based on Wind  Small Hydroelectric Plant (PCH) and Biomass.  To Eletrobras, it was ensured the right of purchase and commercialization of energy contracted from the Proinfa plants for the period of 20 years from the date of entry in commercial operation.

Proinfa has added to the National Interconnected System a total of 131 new enterprises, divided into 60 PCHs (1,159,24 MW), 52 wind power (1,282,52 MW) and 19 thermals and biomass (533,34 MW), totaling a capacity of 2,975,10 MW.

Annual Letter of Public Policies and Corporate Governance 2018

Since the start of operation of the first enterprise in February 2006, until the end of 2018, Proinfa's contribution to the system, in terms of volume of generated energy, was of approximately 97.7 billion MWh. In 2018, the program generated 9.3 million MWh at a R$ 3.48 billion cost.

The contracting period of energy under Proinfa ceased on  on December 13th, 2011.

National Program for the Conservation of Electric Energy - PROCEL

Intended to promote the efficient use of electric power, combating waste and reducing sector costs, the National Program for Electric Energy Conservation (Procel) is a Federal Government program present in the whole country through sector actions in the areas of education and information dissemination, construction, environmental sanitation, municipal energetic management, public lighting and industry. Information about the Procel sub-programs may be verified on the website www.procelinfo.com.br.

The Program funds are derived from Law 13.280/16, bearing the nature of off-budget funds, originated from the Net Operating Revenue of distribution companies.

The transference of resources stipulated by the Law nº 13.280/2016 to Procel and its future usage depends on the presentation and approval of the Annual Resources Application Plan (PAR) and the rendering of accounts for the previous year. The benefits generated by the program may be accounted by the saving of energy as well as by delayed investments in the expansion of the sector, which later benefit society.

The funds are deposited in a specific bank account, named Procel Account, separated from ordinary accounts from Eletrobras. The collection of funds does not follow according calendar year, since it depends of previous aproval of the investment plan by a Committee coordinated by the MME and further approval of ANEEL. All this process might vary according to the schedule from  MME and other members of the Committee, considering the timeframe fixed in Law 13.280.

In 2018, Procel injected PAR resources worth of R$36.22 million, including projects and costs.

The first collection of funds occurred in 2017, and were deposited in Procel Account a total of R$ 111.775.160,01. The total account balance, as of December 31st, 2018 was of R$ 108.782.247,02.

Based on market estimates and application of specific result assessment methodologies, it is estimated that in 2018, Procel reached an energy savings of approximately 22.99 billion kWh. This energy that was saved, helped the country to avoid that 1,701 million of CO2 were released in the atmosphere, which corresponds to the emission from 584 thousand vehicles during one year.

This result also corresponds to the energy supplied, in one year, by a hydroelectric plant with a 5,513 MW capacity. Additionally, it is estimated that the actions fostered by Procel contributed for a reduction in demand of approximately 7,257 MW.

It is important to mention that the global energetic results reached by the program come from the Energy Savings Procel Seal, or simply Procel Seal, indicating the importance it has been given to the final consumer, by means of the orientation and incentive to the acquisition of more efficient equipments. In 2018, the Procel Seal was awarded to a total of 3,627 equipment models from 198 suppliers, distributed into 41 categories, reaching 33.6 million of equipment sold in Brazil.

Annual Letter of Public Policies and Corporate Governance 2018

In 2018, the following Procel actions were carried out:

•         Industry: Execution of the project "Expansion of the Program Brazil more Productive", aiming energetic efficiency intended to the reduction of energy consumption in 300 small and medium industrial companies; execution of the "Alliance to Energetic Efficiency Project", that estimates the development of energetic efficiency actions in processes of great industrial consumers.

•         Public Lighting: Signature of 22 terms of technical cooperation with city halls across the country, as a result of the public call released by the Procel Reluz in 2017, for the modernization of public lighting systems with LED technology. It is expected the replacement of more than 14 thousand points of Public Lighting;

•         Construction: It is estimated that the energy consumption avoided accumulated since 2015, derived from buildings constructed with the Construction Procel Seal, is of 18.93 GWh;

•         Education: 569 schools, 4,172 teachers and 237,995 students benefited;

•         Information: More than 1.4 million accesses and 1,821 new users registered on the Info Procel Portal;

•         Equipment: There has been commercialized 33.6 million of equipment with the Procel Seal in Brazil, which contributed for a savings of up to 22.94 billion kWh a year;

•         Municipal Energetic Management: The Online Course of Energetic Efficiency, available in the Info Procel Portal, had in 2018, a total of 4,135 accesses, 632 downloads and 411 accesses to the online assessment test course;

•         Sanitation: It has been developed the Management and Business Master Plan (PDNG) from the Laboratory of Energetic Efficiency and Hydraulic in Sanitation (LENHS) network, for a period of 12 years to come, through technical assistance of a company specialized in strategic planning;

•         Marketing: Procel has leveraged its actions in marketing, with campaigns in newspapers, magazines, TV and Internet.

Federal Assets under the Administration of Eletrobras (BUSA)

The Assets from the Federal Government under the Administration of Eletrobras (BUSA) are assets and installations expropriated by the Federal Government with resources from the Reversal Global Reserve (RGR), remaining these assets integrated to the same account as Federal Government capital in special regime of usage of public service, under Eletrobras administration, as stated on the Resolution nº 1.383/1974 in its art.  2nd. It is of Eletrobras' responsibility, as administrator of the assets, the reporting, conservation and operation of the assets collection BUSA. The same resolution has authorized Eletrobras to create agreements with electric power state owned suppliers with intervenience from the National Department of Water and Electric Power (DNAEE), currently known as ANEEL.

There are, currently, 1,994 Federal Governments assets registered in the computerized System of federal government Assets Management under Eletrobras Administration (SIGBUSA), from which 1,891 assets considered to be serviceable are in operation, related to the concession of companies from the sector and 17 serviceable assets are deactivated. Other 78 assets are not serviceable and 8 assets were alienated. Between the years of 2015 and 2018, there has been spent R$11.5 million with BUSA administration by Eletrobras.

Annual Letter of Public Policies and Corporate Governance 2018

Impacts of public policies on the State's financial performance

Light for Everyone Program (“Luz para Todos”)

In the Program of Universalization of Energy (Light for Everyone), executed by energy distributing companies, then owned by Eletrobras, there has been an investment of R$ 222.0 million that represents 40.3% of the expected goal for the segment in the year of 2018, which is of R$ 522.2 million.

In year 2018, in order to cover the expenses from the operational function, Eletrobras received the Tax of Reimbursement of Administrative Costs, associated with the Operational Contracts for  Programa Luz para Todos (LPT), in the amount of R$ 13.652.842,68, as compared to the cost of R$ 10.534.329,66, taken by Eletrobras.

Incentive Program for Alternative Energy Sources - PROINFA

During 2018, PROINFA has generated 9,3 million MWh with a cost of R$ 3,48 billion. Eletrobras received funds from the Federal Government in order to reimburse management costs, in the amount R$ 16.152.394,56, as presented in Proinfa Annual– PAP, approved by ANEEL. The total administrative expenses associated with the execution of the Program, in the units directedly involved, reached the amount of  R$ 9.243.686,56.

National Program for the Conservation of Electric Energy - PROCEL

In 2018, Procel recorded expenses in the amount of R$ 23.336.950,00, as regards its operation, involving the payment of administration expenses, third party services, travel expenses, payment of agreements, etc. The funds derived from:

•         Procel Account – R$ 17.576.476,18 (including the administration fee from Eletrobras);

•         Eletrobras - R$ 5.760.473,82.

The total value received by Eletrobras, as administration fee of Procel account in 2018, was R$ 1.067.000,00, and therefore, the amount provided by Eletrobras to Procel was R$ 4.693.473,82 (R$ 5.760.473,82 – R$ 1.067.000,00).

Federal Assets under the Administration of Eletrobras (BUSA)

With the publishing of the Resolution nº 13.360/2016, management and operation of Sector Funds were transferred completely, since the 1st of May 2017 to the Electric Power Commercialization Committee (CCEE), without being defined legal mechanisms of reimbursement to Eletrobras for the costs incurred by BUSA management. Eletrobras recorded a total cost of R$ 3.058.816,91 as regards the administration costs with the assets management in 2018.

Annual Letter of Public Policies and Corporate Governance 2018

4. Our Internal Control Structure

The Eletrobras administration is responsible for establishing and keeping an adequate internal control environment, specially over its financial reports. The companies of the scope of assessment of the Administration internal controls are: Eletrobras holding, E. Furnas, E. Eletronuclear, E. Chesf, E. Eletronorte, E. Eletrosul, E. Amazonas G&T, E. CGTEE and E. Distribuição Amazonas.

For the completion of this objective, the conducting of support operational routines and the support to managers in the companies is made by risk management and internal controls of each company, under the coordination of the competent department at Eletrobras. Such structures allow that the working annual planning is done in an adequate and integrated way, at the same time they interact with internal and independent audits during works for the internal control tests.

Eletrobras is submitted to various regulations compulsory to the open companies from the stock market they are listed. One of the main requirements to Eletrobras is the certification of its internal control environment, as required by the Oxley Sarbanes Legislation (SOX). SOX was promulgated in 2002 and one of its main pillars is the preparation transparency and promotion of the financial and accounting demonstrations. Therefore, it is required that the companies listed in north American stock markets conduct an assessment of their internal controls and submit it to their external auditors, so they can assess independently the controls environment from the audited company.

In 2008, when Eletrobras decided to negotiate its shares in the New York Stock Market, the company started its process of Internal Control Certification by mapping of the main processes of Eletrobras and its energy generation, transmission and distribution companies and, later, there were executed internal control tests by group's external and internal auditors.

The process of Internal Controls Certification is evolving throughout the last years, as the regulatory environment has becoming more demanding. The Brazilian Anticorruption Law (nº. 12.846/13) increased the need of the companies to enhance their internal processes for the identification and assessment of risks and antifraud and anticorruption controls. This law has set a new trend on Brazilian companies to implement consistent integrity programs. On Eletrobras, it was implemented in 2017, the program Eletrobras 5 dimensions. This program was developed in such a way that it would be in constant evolution and adequate to the new legislations, gaining even more power throughout 2018. Additionally, other regulations increased the complexity of the companies listed at the New York Stock Market and on B3 on order to deal with aspects related to risks and internal controls, such as technical communication promoted by the Public Company Accounting Oversight Board (PCAOB), the CVM Instruction nº. 552 and the new internal control framework COSO 2013.

The assessment of the efficiency of Eletrobras internal controls about the promotion of financial information, on the 31st of december 2018, was subject to comprehensive report prepared by KPMG Auditores Independentes, based on the criteria from the COSO (Committee of Sponsoring Organizations of the Treadway Commission) 2013 framework.

In this sense, the Administration considered as relevant by purpose of promotion, those internal control deficiencies that was appointed in the compliance tests, to which do not necessarily represent the materialization of mistakes in the company's financial demonstrations.

Annual Letter of Public Policies and Corporate Governance 2018

The deficiencies identified by the independent auditor are classified based on their potential to impact the company's financial demonstrations, considering the consequent materiality involved.

The deficiency of internal controls consists in design error, execution failure or control operation, and it exists when (i) the control is planned, implemented or operated in such a way that it can not prevent or detect and correct distortions on the financial demonstrations, or (ii) there are missing necessary controls to prevent, detect and correct distortions on the financial demonstrations. According to its criticality, it can be classified in Material Weakness, Significative Deficiency or Control Deficiency, classified respectively according to its materiality degree (therefore, material weaknesses are more relevant than significative deficiencies and these are more relevant than control deficiencies).

Based on this assessment, the Administration has concluded that internal controls for the promotion of Eletrobras financial information were not efficient on December 31st 2018, due to the existence of a material weakness. A material weakness corresponds to a control deficiency, or a combination of control deficiencies, in the internal controls for the promotion of financial information which results in the reasonable possibility that a failure in the annual financial demonstrations consolidated will not be prevented or detected.

For the 2019 exercise, focusing in becoming a reference in governance, risks and internal controls within the Brazilian market, especially in the electric sector, the Administration understands that it has many challenges, such as the conclusion of the implementation process from the Shared Services Center and the SAP Only Instance. These measures aim the reduction of operational costs through the standardization of processes and systems and, as a result, strengthening even more the environment of internal controls.

The deficiencies identified are on the item 5 of the Eletrobras Reference Form, available in https://eletrobras.com/en/ri/Paginas/Results-Highlights.aspx.

The Ethics and Integrity Code

Eletrobras' companies have available various institutional and regulatory instruments that guide, identify, repair, treat, and in case of transgression, punishes subjects related to Ethics, establishing guidelines and regulations that guide and formalize the conduct commitments and activities of its companies and employees, as well as the interactions with suppliers, business partners, customers and so on.

The Ethics and Integrity Code is the main document guiding the operation of  Eletrobras Companies, by expressing and enhancing their undertaken commitments towards their relationship public. It defines the set of values expressed in their ethical principles, conduct commitments and responsibilities of the companies and their employees, in addition to commitments to the corporate governance exercise, with environment and corporative sustainability.

The code establishes, among others, the conduct commitments that guide ethically corporate decisions, that invest on an operation aligned to the public policies based on the legislation and good market practices. The document further enhances the necessity of caring for the company’s heritage and publicity, rejecting all forms of or attempts to corruption and influence peddling, duly addressing the topic of conflicting interests and establishing rules as for the offer or acceptance of gifts, privileges or benefits, respecting the free market and rejecting unfair competitive practices.

Annual Letter of Public Policies and Corporate Governance 2018

The document was updated in December 2018 with the purpose of renewing and enhancing the importance of the ethical dimension in our operations, recognizing the evolution of concepts and the legislation related to integrity in Brazil and abroad.

In such a way to promote the dissemination of ethical culture on the Eletrobras' companies, it has been made available, in two editions, to all collaborators, an online training of Integrity and Ethics, reaching in 2018, a total of 88% of employees trained. A new updated version of the course, including the evolution of the corporate integrity process, reached by Eletrobras by means of the Program Eletrobras 5 Dimensions, is expected for year  2019, according to the guidance from the Ethical and Integrity Conduct Code, which encompasses an yearly basis training and actions for capacitation to the company’s employees and administrators, as established on the Training Plan of the Integrity Program (Compliance). This Program defines capacitation actions to be established periodically,  in order to promote internalization and dissemination of ethics and integrity commitments expressed on the policies and procedures of the Integrity Program and Ethical and Integrity Conduct Code covering employees, high administration and other relationship publics.

In 2018, is was carried out the fifth edition of the Ethics and Integrity Week, which is carried on yearly, with lectures by internal and external experts on governance, risks and conformity, moral harassment, management and treatment of filed information, information security, social medias and relationship with the public sector, among other topics related to the Integrity Program Eletrobras 5 Dimensions. On the occasion, it was further launched a wide institutional campaign, internal and external, highlighting the Integrity Program advances, focusing on the promotion of an ethical culture.

Ombudsman

Subordinated to the Eletrobras Board of Directors and with the purpose of identifying risks and enhancement opportunities in internal processes, in addition to contributing to the relationship with interested parts and to the company's reputation, the General Ombudsman operates in an integrated way together with the Eletrobras' companies Ombudsman, coordinating the consolidation of data of the operations of the High Administration within the company.

This operation occurs by means of the manifestations - communication received, typified, according to the guidance from the Federal General Ombudsman (from the Federal Government Accountability Office - CGU) as: Complaint, Compliment, Request, Suggestion and Complaint.

Eletrobras General Ombudsman may be contacted via the phone numbers (21) 2514-4526/5895, via the website www.eletrobras.com/ouvidoria, in presence or letter to the address Rua da Quitanda, 196/4th floor - Centro - Rio de Janeiro/RJ - Zip Code: 20091-005.

Regarding complaints, Eletrobras implemented, in 2017, a centralized Complaint Channel for all its companies and independent, for the integrated management of the cases. The contact for complaints is www.canaldedenuncias.com.br/eletrobras (intranet and website) or via the phone number 0800 377 8037 and it is available 24h a day, 7 days a week and in three languages (Portuguese, English and Spanish).

In all these channels it is granted to the requester, internal or external, the secrecy of the information and it is not necessary their identification.

In 2018, the Eletrobras companies Ombudsman received 10,427 manifestations, from which 504 were complaints. The data reflects the departure of the six electric power distributors, located in the regions of North and Northeast, from the Eletrobras system, and its transference process was concluded in the beginning of 2019.

Annual Letter of Public Policies and Corporate Governance 2018

The main manifestations subjects in 2018 were: complaints and requirements related to people management (20%), service failures in the distributors (7%), complaints on the work environment (5%), requests and complaints related to people who live in the surroundings for the enterprise (4%) and requests in general (3%).

Among the 504 valid complaints received in the period, 175 were concluded and 329 are under verification. The main subjects were: violation of internal rules (75 reports), advantage complaints (55), moral harassment (48), ethical deviation (45), corruption (35) and other subjects (71). From the total numbers of complaints, 5% were from external claimants, 58% from internal claimants and 37% did not provide identification.

Throughout the year of 2018, there has also been defined the following actions:

» Development of procedures associated to the Regulation of Management and Handling of Complaints, as of the cases involving High Hierarchy and access concessions and active profiles in the Complaints Channel;

» Structuring of the procedure of Preliminary Analysis of complaints by Ombudsman. Development of single form, to be entered in the system of the Complaints Channel, with the purpose of formalize and allow the procedure monitoring, and also to allow the indicators monitoring from the results of this function;

» Development of enhancement in the Ombudsman system and in applications of data base for the elimination of SOX gaps related to the communication with users and charges for the areas and for the improvement of the support function to background checks in nominations. Functionalities for all the companies

» Development of the first perception integrated research about the operation of Eletrobras companies (except Distributors) ombudsman in an environment of around 18 thousand employees.

» Development of benchmark, consultation and studies for the structuring of the General Ombudsman, with the definition of the processes associated to the area attributions and improved integration with the subsidiaries, enhancing the role of body coordination facing the company’s ombudsman;

» The General Ombudsman, in partnership with the Investigation Coordination and the Risks area from Eletrobras, promoted the development of new prioritization methodology of complaints of Eletrobras companies, associated to the matrix of corporative risk of 2018. This new methodology was approved in December 2018 by Eletrobras Board of Directors and will be implemented in the System of the Complaints Channel still on the first quarter of 2019; and

» Development of the metrics of the Ombudsman quality, to be accompanied by the Audit and Statutory Risks Committee (CAE).

Annual Letter of Public Policies and Corporate Governance 2018

Complaints Channel

The Eletrobras companies count with an exclusive channel for secure communication and, if desired, anonymous, of practices to be considered antiethical or that breach the ethical principles and conduct standards and/or current legislation.

In 2018, there has been received 504 valid complaints, from which during the same period, 175 were concluded and 329 were still to be investigated (in 12/31/2018). From the valid complaints, the main subjects were: violations to internal regulations (75 occurrences), favoritism (55) harassment (48), ethical deviation (45), corruption (35) and other subjects (71).

Each Complaint passes through the steps of the operation of the channel (report and initial assessment of content), investigation, (eventual) accountability and (eventual) remediation of controls and/or processes. The last step is the response to the complainant.

Therefore, for each subject dealt through complaint received, it is conducted and assessment not only related to violation on its own, but also related to improvement opportunities in processes and possible punishment to violators.

Eventual complaints related to conduct deviations perpetrated by the company's employees are received by the Eletrobras Ethical Committee, internal body, subordinated to the Public Ethics Committee, which is related to the Republic Presidency. The Eletrobras Ethics Committee receives the complaints of ethical nature, assess the admissibility of each one of them and proposes the adjusting of the violator employee's conduct through verbal or written orientation focused on the engagement of the employee with the ethical values perpetrated by the company.

After assessing its admissibility, the Ethics Committee handles 100% of all the complaints received and, for those which can be verified the existence of an antiethical conduct, it is suggested educative measures to be applied to the violator employee, in such a way to allow that they understand it and start applying correctly the ethical standards of the company on their operation.

SIC - Citizen Information Service - Information Access Law

In compliance to the Information Access Law (Law nº. 12.527/2011), Eletrobras must make available data referring to its management for consultations and requirements of the public bodies and society in general, independent of the origin of the manifestation.

In 2018, there has been received 683 information requests. From which, 668 (98%) were replied and 15 (2%) were found in processing for response in 12/31/2018. Among the Eletrobras' companies, Holding was the one which received more requests via the e-SIC in 2018: there were 185 (27% of the total of manifestations received by all the companies), from which 184 were replied until 12/31/2018.  The average time for Holding responses was of 6.31 days.

Annual Letter of Public Policies and Corporate Governance 2018

5. Our Risk Management

The integrated management of risks on the Eletrobras companies has as its main purpose the reduction of materialization of events which may impact in a negative way its strategic objectives, for the sake of value preservation and generation and the provision of transparent information to the market and its shareholders.

The risk management process in Eletrobras is regulated by a unique policy and coordinated by holding, which grants the systemic vision of the results and its standardization among all the companies of the group. This process is conducted by the risk managements, internal controls and by the risks committees present in each one of the Eletrobras' companies. The general guideline is provided by the Holding Risks Management and the results obtained in the process are sent to the Executive Management review, as well as the Board of Directors, through its Risks and Audit Committee.

The Eletrobras Board of Directors decides, periodically, about strategic subjects regarding to the risk management process, including the role of the Executive Management in risks management and the policy that should guide the whole process. The company reports the results of their analysis in internal documents, as the quarterly risks management reports, and externals, as the Reference Form (CVM) and the 20-F Form (SEC), available on its website, in the Relationship with Investors section.

In order to give support to the risks management process, the internal control area supports the managers with the controls design and the development and monitoring of remediation plans for eventual deficiencies. Given that the company owns its own American Depositary Receipt (ADRs) registered for negotiation together with the NYSE, its controls environment must be certified in compliance with the SOX Law, which means conduct the existing internal controls analysis and submit them to the assessment of its external auditors. Therefore, annually is displayed on the 20-F Form the assessment of the Administration regarding the situation of the internal controls in the Eletrobras' companies classified as relevant.

Additionally, the Department of Integrity Management operates in this process in order to ensure the dissemination of the culture of compliance with laws and regulations which govern the activities of the group's companies. Through assessment and handling of issues related to ethical conduct, fraud and corruption and by means of the implementation and coordination of a strong integrity program, the area aims to give necessary support for the reduction of compliance risks, to which the group's companies may be exposed to.

Therefore, having as methodological base the frameworks COSO 2013 and COSO ERM, and also the ISO Standard 31000:2018, the integrated model of risk management used by Eletrobas companies perform identification and consolidation, in a corporate matrix, of the strategic, operational, financial and compliance risks to which companies are exposed to for later analysis, handling and monitoring through specific projects developed by their respective owners.

Annual Letter of Public Policies and Corporate Governance 2018

Fig.1 - Organization of the Integrated Management of Corporate Risks process

The risks considered to be more relevant within Eletrobras companies scope are prioritized by the Administration Board and are treated by means of the implementation of action plans developed based on recommendations as a result of previous analysis. More detailed information about these risks and about the risk management process can be obtained on the forms filed with the CVM and SEC, made available by the company on its website: http://eletrobras.com/pt/ri/Paginas/home.aspx.

6. Our Risk Factors

The risks identified by Eletrobras are divided in four main pillars which compose its risk matrix: strategic, operational, financial and compliance. All the risks identified within the company are monitored. However, those which the company are more exposed to, based on analysis results of vulnerability and impact, are assessed more often and for these, action plans and recommendations are created in order to reduce them.

Annually, the risk factors defined as most relevant by the company are also reported, with greater detail, in specific sections of the Reference Forms (CVM) and 20-F (SEC). In these documents, the risks are ranked according to their relevance and divided into groups, according to its nature, related to the company operation, to its relation with its direct controller, to its shareholders/shares, to its suppliers, to the regulation of its operating sector and socioenvironmental issues.

Annual Letter of Public Policies and Corporate Governance 2018

Specifically regarding the risks which involve the controller, it is important to mention that the federal government has position of control over Eletrobras activities. Therefore, the Federal Government may implement policies and define priorities which affect directly the results from the Group's companies, but diverge from the interests of their other shareholders. Along the same lines, the federal government, in the position of controlling shareholder from Eletrobras, is privileged with the power to nominate eight out of the eleven members of the Board of Directors of the company and, through them, indicate the majority of the executive directors responsible for the daily operations management. Additionally, the federal government holds the majority of the actions with right to vote and, consequently, has the right to the majority of votes in General Meetings decisions, having, therefore, the power to decide and approve, by majority, great part of the subjects provided for in law, including subjects as:

      i.        alienation, in the whole or in part, of social capital actions from the subsidiaries from Eletrobras;

     ii.        increase in the social capital of the company;

    iii.        determination of its dividends distribution policy, respecting the minimum dividend according to the law;

   iv.        emission of titles or securities, within the country or abroad;

    v.        spin-off, merger or share acquisition operations;

   vi.        Eletrobas shares exchange or other securities; and

  vii.        share rescue of one or more classes, independent from approval in special meeting of shareholders of classes or types affected.

Eletrobras operations are, still, impacted by commercial, industrial and social development policies promoted by the Federal Government, which makes the company, in some situations, to incur in costs or participate in operations which are not aligned with the interest of other shareholders.

Regarding the risks directly related to the company's operations, it is worth noting that, regarding the subject of integrity and risks related to unethical conduct, fraud and corruption, Eletrobras has been carrying out several actions that are part of its Compliance Program.

Eletrobras companies have worked continuously for the intensification and progress of its corporate integrity and ethical management, through the Compliance Board, responsible for the group's Integrity Program and for a solid structure of normative and institutional instruments. These instruments establish the conduct principles, guidelines, standards and commitment of the company and its employees on their relation to their public, and also identify, remediate and treat cases of violation.  Additionally, annually the company's Intern Audit verifies the adherence and compliance of the Integrity Program (Compliance) among all the group members.

Defined in the scope of all Eletrobras companies and with permanent involvement of the holding Executive Board and its Board of Directors, the Compliance Program is managed by the Compliance Directive Committee (CDC), composed of the compliance managers from all its companies. This program aims to provide more strength to the company integrity actions, through activities divided and developed in 5 dimensions:

  Development of the integrity program management environment,
  Periodic risk analysis,
  Structure and implementation of policies and procedures of the integrity program,
  Communication and training; and
  Program monitoring, remedy measures and penalties application.

Annual Letter of Public Policies and Corporate Governance 2018

Additionally, the program represents a progress on the company's maturity level, regarding the subject treatment, with one its main results, in this last year, being the consolidation of the process of integrity management together with the suppliers. It has been implemented the new regulation of Bids and Contracts, which adequate the contracting norms of Eletrobras companies as established in the Law 13.303/2016 (State owned companies Resolution) and estimates the assessment of the supplier corporate integrity, since the contracting process until its monitoring during the execution of the contract. It was also consolidated, the monitoring of suppliers classified in the initial process of diligence as of high or very high level of integrity risk. For these cases, it has been developed monitoring plans for improved knowledge and monitoring of integrity practices of the supplier involved and reduction of possible risks. Additionally, it has also been established the integrity assessment for other relevant third parts publics such as sponsors, partners, donation contracts and agreements. In all these cases, the analysis is conducted previously to the establishment of relationship of the suppliers analyzed with any of the Eletrobras companies.

The 5 Dimensions Eletrobras Program is disseminated by means of communication and training actions adapted to each type of public, in all the companies from the group. Among the measures, the most important are news broadcast vi intranet, lectures and videos with professionals from the Compliance Board and the Integrity and Ethical Culture Week.

Regarding the treatment of possible complaints, the investigation process is guided by internal normative documents and unified procedures. The company also has a Consequences Policy which set forth corporate commitments against corruption, anticompetitive practices, conflicting interests and other violations and address the consequences in regards to the actions and conducts in disrespect with the Eletrobras Companies’ Ethics and Conduct Code, Eletrobras’ Integrity Program and the legal and internal regulations.

Finally, it is relevant to mention that the risks related to SPEs management, budget, cash flow, energy commercialization, licensing and socioenvironmental management in enterprises, climate changes and dam safety, among others, are also considered to be priority by the company. More details on this can be found in the aforementioned financial reports sent to the CVM and SEC, available at the link: http://eletrobras.com/pt/ri/Paginas/home.aspx.

7. Our Economic and Financial Result

Eletrobras presented, in 2018, a Net Profit of R$ 13,348 million, superior to the Net Loss of R$ 1,726 million obtained in 2017. The profit obtained in 2018 is composed of the Net Profit from the continued operations of R$ 15,227 million and by the Net Loss of R$ 1,879 million regarding the discontinued operations (distributors).

The highlights of 2018 are presented below:

✓  » Net Operational Revenue of R$ 24,976 million;

✓  » EBITDA in the sum of R$ 19,990 million and Pro Forma EBITDA in the sum of R$

8,456 million in 2018;

✓  » Pro Forma Net Debt/EBITDA in 12/31/2018 = 3.1;

✓  » Impairment Reversal and Onerous Contract related to Angra III in the sum of R$

7,243 million;

Annual Letter of Public Policies and Corporate Governance 2018

✓  » Gains and Losses in the selling of distributors, in the positive sum of R$ 2,967 millions, regarding the reversal of negative Net Equity;

✓  » Reversal of the provision regarding the Inspection Tax of Hydric Resources in the sum of R$ 1,184 million;

✓  » Reversal of the provision of R$ 739 million regarding the reclassification of contingency risk from the distributors already transferred;

✓  » Improvement GAG of R$ 517 million;

✓  » Provisions for Contingencies in the sum of R$ 1,820 million, specially the provision regarding the Compulsory Loan of R$ 1,319 million;

✓  » CCC Aneel provision in the sum of R$ 1,187 million related to Ceron;

✓  » Impact on the result of R$ 370 million related to the provision for the

Consensual Termination Plan (PDC) in 2018;

In 2018, Eletrobras Holding presented a Net Profit of R$ 13,262 million, and increase of 626% in comparison to the Net Loss of R$ 1,764 million registered in 2017.

The result in 2018 was heavily influenced by: (i) Result of Share Participation of R$ 11,371 million, mainly influenced by the result of the controlled companies and by the alienation effect of the share participations; (ii) Reversal of the Liabilities in subsidiaries in the sum of R$ 5,238 million, mainly by the subsidiaries Eletronuclear (R$ 5,143 millions) and Amazonas GT (R$ 109 millions); (iii) Provisions for legal contingencies, in the sum of R$ 932 million, mainly as a result of the legal processes of compulsory loan in the sum of R$ 1,319 million (See explanatory note number 23 of the Financial Demonstrations of 2018); and (iv) Passive Monetary Corrections in the sum of R$ 659 million, influenced by the monetary correction regarding the compulsory loan. The following chart presents a comparison of the Eletrobras holding result between 2017 and 2018.

Annual Letter of Public Policies and Corporate Governance 2018

ANALYSIS OF THE CONSOLIDATED RESULT (R$ millions)

2018	2017	DRE	4T18	4T17
20,139	22,370	Generation Revenue	5,964	6,107
9,071	10,300	Transmission Revenue	1,183	2,620
869	1,041	Other Revenues	423	479
30,080	33,711	Gross Revenue	7,570	9,206
-5,104	-4,270	Revenue Deductions	-1,405	-1,214
24,976	29,441	Net Operational Revenue	6,166	7,993
-5,537	-9,460	Operational Costs	-1,345	-2,880
-9,108	-10,285	Employee, Material, Services and Others	-2,582	-2,948
-1,702	-1,524	Depreciation and Amortization	-433	-389
8,275	-4,646	Operational Provisions	10,655	-3,869
16,903	3,526		12,461	-2,093
1,385	2,692	Share Participation	493	150
18,288	6,219	Result before Financial Income	12,959	-1,943
-573	-1,736	Financial Income	-537	-605
17,710	4,483	Result before taxes	12,423	-2,548
-2,484	-2,029	Income Tax and Social Contribution	-473	180
15,227	2,451	Net Profit from Continued Operations	11,950	-2,368
-1,879	-4,179	Net Losses from Taxes from Discontinued Operation	123	-1,630
13,348	-1,726	Net Profit from Financial Year	12,073	-3,998

2018	2017	Pro forma DRE*	4T18	4T17
20,139	19,198	Pro forma Generation Revenue	5,964	4,956
5,515	5,377	Pro formaTransmission Revenue	1,118	1,428
869	1,041	Other Pro formarevenues	423	479
26,523	25,617	Pro forma Gross Revenue	7,506	6,863
-4,775	-3,815	Revenue Deductions	-1,399	-1,123
21,748	21,802	Pro forma Operational Revenue	6,107	5,741
-5,438	-6,283	Pro forma Operational Costs	-1,409	-1,72E
-8.684	-9,362	Pro formaEmployees Material, Services and Others	-2,497	-2,363
-1,702	-1,524	Depreciation and Amortization	-433	-339
-555	-614	Pro forma Operational Provisions	-273	-414
5,369	4,014		1,496	347
1,385	1,167	Pro forma share participation	498	150
6,754	5,181	Management Result before income.	1,994	496
-759	-921	Pro forma Financial Income	-111	-495
5,995	4,260	Pro forma Result before taxes	1,883	1

*Excludes Transmission Revenue with RBSE, Revenue related to the RBSE regarding Transmission Lines renewed by the Law 12.783/2013, Adjusts regarding chaning in methodology by IFRS 15 Proinfa accounting; costs with independent investigation, Impairment, onerous contracts, retroactive pay to Enel by Eletronuclear TUSD, provisions for contingency, provision for losses in investments, Provision for losses in investments classified as kept for sale, provisions of adjusting to market value, provision regarding Inspection taxes of hydric resources (TFRH), CCC ANEEL Provision, Alienation of CELG D, agreement impact with Eletropaulo, monetary correction regarding compulsory loan, Extraordinary Pension Plan (PAE), Consensual termination plan (PDC), Reversal of GSF Provision, Provision of Pará Tax regarding Eletronorte and provision for IRPJ/CSLL regarding RBSE.

Annual Letter of Public Policies and Corporate Governance 2018

Main variations of the DEMONSTRATION OF THE FINANCIAL YEAR RESULT - DRE

DRE Variations (2018 x 2017)

The Result from 2018 registered a variation of 873%, in comparison to 2017, with a calculated net profit of R$ 13,348 million in 2018, against a net loss of R$ 1,726 million in 2017, specially due to the following highlighted factors:

Generation Revenues	2018	2017	%	Variation

The main variations were: i) IFRS 15 application, changing the energy accounting bought and sold by Holding in Proinfa scope, with negative impact of approximately R$ 3.2 billion in 2018, due to offsetting with cost with energy bought to be respelled in Proinfa scope, from the 3T18, as revenue reducer; (ii) In the subsidiary Fumas, there has been the termination of the Product ACR 2015-2017 and the revision of Guaranteed Output in the plants in 2018. Part of the energy that was previously commercialized and ACL

Supply	13,269	15,932	-16,7

The Supply, in 2017, was directed for Provision in 2018 due to the new Auctions of the Itumbiara Plant. Additionally, part of the energy that was part of the supply is being liquidated on the Short Term Market; (iii). On the CGTEE subsidiary, revenue reduction by the reduction of the CCEAR contracts. The reduction of the supply revenue was partially compensated by: (iv) On the Eletronorte subsidiary, there has been a growth of the Supply account due to the company participation, in Dec/2017, on the A-1 Auction 2018/2019 product, selling from 171,96 MW to R$177,99/MWh; and (v) On Eletronuclear, correction of the fixed revenue established by ANEEL for the Financial Year of 2018 and variable parcel regarding the surplus of electric power generated/supplied estimated for 2018.

Supplying	2,320	2.554	-9.2

The reduction occurred, mainly, due to: (i). On Eletronorte subsidiary, termination of a few contracts (South equivalent to 315 Mwrned); iii] On Chesf, guaranteed output revision of the Sobradinho Plant, resulting in lower revenue in the extended contracts with industrial consumers. The reduction was partially balanced by the increase on Furnas revenue, due to new auctions of the Itumbiara Plant, according to the Law 13.182/2015, specific for end consumers.

CCEE (short term)	1,297	1006	28.9

The growth occurred, mainly to the short term revenue growth from the Amazonas GT subsidiary by the excessive generation in the Mauá 3 plant and sold afterwards to PLD.  In 2017, there has not been a revenue regarding this operation. Additionally, the account was affected by the variations of market (PLD, GSF, Contract Portfolio, etc), specially Chesf.

Operation and Maintenance Revenue - Plants Renewed by the Law 12.733	2,708	2.196	23.2

The variation occurred, mainly, due to: (i) modification on the CFURH tariff, which is part of the share revenues from renovated plants and (ii) RAG annual adjustment according to the Aneel approving resolution, including GAG Melhoria, which made an impact of approximately R$ 517 million, regarding the receipt from July to december 2018.

Construction Revenue	34	53	-354	The reduction reflects the lower investment made in 2018.
Itaipu Monetary Transference (see II.3.a)	511	626	-18.4

The variation occurred, mainly, due to the tariff variation on which incurs the monetary correction calculated based on prices from Commercial Price and Industrial Goods, and also due to recognition of the case record in the interministerial which determines Itaipu revenue.

TOTAL GENERATION REVENUES	20,139	22,370	-10.0	The variation occurred, mainly, due to the above mentioned factors.
(-)Proinfa IFRS 15	0	-3.172	-100.0	No effect for the result, since it has cost in correspondent value.
PRO FORMA GENERATION REVENUES	20,139	19,198	4.9	The variation occurred, mainly, due to the above mentioned factors.

Annual Letter of Public Policies and Corporate Governance 2018

Transmission Revenues	2018	2017	%	Variation
O&M Revenue	4,064	3.320	23.0

The variation occurs, mainly, due to the following reasons: (i) annual adjustment; and (ii) adjustments from IFRS 15 (CPC 47) application, from the 1st of January  2018, which modified the accounting criteria of assets generated by the transmission (contractual asset). In 2017, the IFRIC 12/ICPC 01 was applied {amortized cost}. The net accounting effect of the modification related to the financial year of 2018 was recognized in december 2018.

Construction Revenue	673	917	-26.6

The variation occurs, mainly, due to the following reasons: (i) lower investment level carried out in 2018, but mainly due to adjusts from the IFRS 15 (CPC 47) application, from the 1st of January 2018, which modified the asset accounting criteria generated by the transmission concession agreements  (contractual asset). In 2017, the SFRIC 12/ICPC 1 was applied {amortized cost}. The net accounting effect of the modification related to the financial year of 2018 was recognized in december 2018.

Financial - Investment Return - RBSE	3,556	4.923	-27.8

The variation occurs mainly due to the following reasons: (i) Compensantion of the financial asset from the Basic Network of the Existing System (RBSE) regarding the transmission lines renewed according to the Law 12.783/2013, with the reduction of compensantion between the periods is because of the beginning of monthly amortization of the assets, in august 2017, but mainly the modification of the balance measurement yet to receive related toRBSE. From 01/01/2018, the asset started being measured by the fair amount, as stipulated by the IFRS9/CPC 48, and not by the amortized cost, which increased the financial revenue. As with the fair amount, the asset is measured based on the N7N-B, and the variations from modifications are recognized in the result of the period, independent from the financial term The accounting effects of the modification were recognized in december 2018.

Corrections of the Return Tax	758	1.140	-33.5	The variation occurs, mainly, due to the IFRS 15 application, changing the accounting form of the revenue and return tax .
TOTAL TRANSMISSION REVENUE	9,071	10,300		The variation occurred, mainly, due to the factors above mentioned
(-) Return Tax regarding RBSE Compensantion	-3,556	-4.923

PRO FORMA TRANSMISSION REVENUE	5,515	5,377	2.6	The variation occurred, mainly, due to the factors above mentioned

Other Revenues	2018	2017	%	Variation
Other Revenues	869	1,041	-16.5	The variation occurred, mainly, due to the reduction of communication services provided by Furnas Subsidiary.

Annual Letter of Public Policies and Corporate Governance 2018

Operational Costs and Expenses

OPERATIONAL COSTS	2018	2017	%	Variation
Energy purchased for resale	-1,560	-6,156	-74.7

The variation occurred, mainly, due to (i) IFRS application, modfiying the accounting form of energy sold and purchased on Proinfa scope, with an impact of approximately R$ 3.3 billion in the Energy purchased for resale account; (ii) non-recurring effects of the energy Invoice issuing due to PIES, and treated, as IFRS effect, as Commercial Leasing (PIES). This issuing is considered to reduce this energy purchased for resale bill and has an amortization effect of the liability related to this leasing. The positive effect of this reversal is compensated in the result, by the financial expense registering of R$ 308 million, related to leasing costs. This issuing also affected the depreciation account in R$ 57 million.

Expenses on electric network use	-1,432	-1,372	8.0

The variation occurs, mainly, to the accounting of the Eletronuclear subsidiary of provision of the distribution system use in the sum of R$ 99 million related to the period from Apr/2014 to Jun/2018, as authorized by the ANEEL decree 4.123/2017.

Fuel for the production of Electric Power	-1,135	-962	23.2

The variation can be explained mainly by (i) variation of energy generation via Santa Cruz Thermalelectric Plant; and (ii) in the Amazonas GT subsidiary, there has been an increase of the value in 2018, compared to the same period in 2017, because in 2017, the contracts with rental companies were executed from April onwards, so, the total income until december 2017 corresponds only to nine months. In 2018, the income occurred normally, so the value correspo nds to twelve months. Additionally, with the conclusion of the issuing of the vertical divestiture, there has been an increase in the fuel consumption for the PIEs and Gas Plants (Interior).:

Construction	-1,310	-970	35.1	The variation occurs, mainly, due to (i) enhancement and improvement in the transmission system; (ii) Furnas Santa Cruz UTE.
TOTAL OF OPERATIONAL COSTS	-5,537	-9,460	-41.5	The variation occurred, mainly, due to the above mentioned factors.
(-) CUSD Enuclear / Proinfa Retroactive	99	3,172	-96.3
OPERATIONAL COSTS PRO FORMA	-5,43S	-6,288	-13.5	The variation occurred, mainly, due to the above mentioned factors.

OPERATIONAL COSTS	2018	2017	%	Variation
Employees	-5,385	-6,578	-18.1

The variation occurred, mainly, due to the following: (i) lower cost of the Consensual Termination Plan (PDC) in the sum of R$ 370 million in 2018 and Extraordinary Pension Plan (PAE) in the sum of R$S53 millions in 2017; and (ii) cost reduction policy established by the company, which compensated the 1.69% annual salary adjustment.

Material	262	264	-0.7	The variation is due, mainly, to the company's cost reduction policy.
Services	2,157	2,068	4.3	The variation occurred, mainly, due to the increase of consulting services within the subsidiaries.
Others	-1,304	-1,376	-5.2	The variation is a result of the company's cost reduction policy, which compensated the provision equivalent to the estimation of costs for GAG Melhoria investments in the sum of R$ 197 million.
Depreciation and Amortization	-1,702	-1,524	11.7	Does not present relevant variation
Operational Provisions/Reversals	5,303	-4,646	214.3

The variation occurs, mainly, due to (i) impairment reversal and onerous contract related to Angra III Thermalnuclear Plant, in the sum of R$ 57,243 million; (ii) Provision Revarsal related to Para Tax (TRFH) in the sum of R$ 1,184 million; (iii) contingency reversal of the distributors already transferred, in the sum of R$ 739 million, due to the reclassification of risks due to privatization, partially compensated by (iv) provisions for contingencies in the sum of R$ 1,820 million influenced by the provisions related to compulsory loan (R$ 319 millions) and Chesf GSF (iii) CCC Aneel Provision of R$ 1,137 million related to Ceron. The main operational provisions are detailed below (See Explanatory Note, 37).

	-5,502	-16,455	-66.6	The variation occurred, mainly, due to the above mentioned factors.

Annual Letter of Public Policies and Corporate Governance 2018

Share Participation

Share Participation	2018	2019	%	Variation
Share Participation	4,352	2,692	61.7

The variation occurred, mainly, due to the accounting, in 2013, of the negative net equity transference and reversal of the distributors Cepisa, Eletroacre, Ceron and Boa Vista Energia and, in 2017, CELG D alienation in the sum of R$ 1,525 million.

(-) Sale of the distributors/ CELG D alienation	-2,967	-1,525	94.6
Pro forma Share Participations	1,385	1,167	18.6	The variation occurred, mainly, due to the above mentioned factors.
Income
INCOME	2018	2017	%	Variation
Revenue from Interests and Financ. Applications	3,329	2,699	23.3	The variation occurred, mainly, due to the accounting of the agreement with Eletropaulo in the sum of R$ 1,064 million in 2018.
Net Monetary Correction	-101	-255	-60	The variation occurred, mainly, due to the reduction of the expense monetary correction related to compulsory loans, which went from R$ 949 million in 2017 to R$ 884 million in 2018.
Net Exchange Variation	-214	-134	-59	The variation occurs, mainly, due to the exchange variation on the levied period, about financing contracts and suppliers.
Debt Expenses	-2,631	-3,450	-22.3	The variation occurred, mainly, due to the improvement of the debt profile and the reduction of taxes from the indexers in 2013 (ISEUC, IPCA, and others).
Expenses from Shareholders Resources	-271	-3BS	-30

The variation occurred, mainly, due to the reduction of Selic, which corrects the values related to Future Advance, increase of Capital (AFAC) carried out by the Federal Government at the holding, corrected by Selic;

Other Incomes	-641	-208	-208

The variation is fragmented in several small accounts, especially for the variation arising from the result of operations with derivatives, which went from a positive result in 2017 of R$ 202 million to a negative result of R$ 43 million in 2018, (ii) the effects which did not result from issuing of the energy invoice to PIES by Amazonas GT, and treated, as for IFRS effect, as Commercial Leasing (PIES) in the sum of R$ 308 million.

TOTAL INCOME	-578	-1,736	-66.7	The variation occurred, mainly, due to the above mentioned factors.
Eletropaulo Agreement Compulsory Loans Monetary Correction	-1,064 834	-134 949	695.9 -6.9
PRO FORMA INCOME	-759	-921	-17.6	The variation occurred, mainly, due to the above mentioned factors.

Annual Letter of Public Policies and Corporate Governance 2018

8. Our Corporate Governance Model

Overview

Ethics, transparency, equality, rendering of accounts and corporate responsibility are the main principles which guide our corporate governance practices.

The requirements and functions of the governance bodies are established on the company's Social Statute and the respective Internal By-laws of each of the collegiate bodies, as well as the compliance to legal, regulatory and voluntary environments.

The Eletrobras corporate governance model counts with a Shareholders General Meeting, Board of Directors (CA), Board Advisory Committees: Statutory Audit and Risk Committee (CAE), Management, People and Eligibility Committee (CGPE), Strategy, Governance and Sustainability Committee (CEGS), Audit Committee (CF) and Executive Board (DE).

The Board of Directors also has the following organizations which are subordinated to it: Governance Secretariat (CAAS), Ombudsman (CAO) and Internal Audit (CAI)

Annual Letter of Public Policies and Corporate Governance 2018

The Board of Directors has developed its activities in 2018 with all its members, according to the functions established in the corporate by-laws and in the internal regulation of such board.

In order to obtain a better governance, the Board of Directors also performed its activities  with the support of three committees, in the analysis, monitoring and advisory on specific subjects for each area: Strategy, Governance and Sustainability Committee; Management, Human Resources and Eligibility Committee and Risk and Auditing Committee, the last two according to the by-laws. In 2018, all committee were composed by exclusively by board of directors members.

Since the Risk and Auditing Committee started its operation in May, 2018, in a continous way, it took over the functions carried previoulsy by the Audit Committee and by the Fiscal Council of Eletrobras. As regards the Fiscal Council, the Risk and Auditing Committee took over the issues regarding USA legislation, including Sarbanes-Oxley Act and ruling from Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE).

Since its start of operation, the Risk and Auditing Committee held 34 regular meetings, among which 2 were carried with CFOs of Eletrobras companies, 1 with managers and representatives from internal controls, and 1 with the Fiscal Council from the Holding and 1 with controlled companies  Furnas, Eletropar, Eletronuclear, Chesf, Eletronorte, Eletrosul and CGTEE, with the participation of the Board of Directors, Fiscal Council, executive members and technical staff.

The active participation of members from the Board of Directors in said committees brought more reliability to the decision making process, mainly due to the fact that in every meeting from the BD there is a part dedicated to the reporting of activities from each committee coordinator. Then the coordinators report opinions regarding the subjects to be approved by the Board of Directors.

The Fiscal Council meets regularly, on a monthly basis, and also whenever necessary. In 2018, 13 were held, according to the company’s by-laws and internal regulation of such board.

The Executive Board held 64 meetings in 2018. Its members have an unified term of 2 years, and a maximum of 3 consecutive extension periods, according to the State Companies Responsibility Law (Law 13.303/2016).

According to Resolution CVM 301, politically  exposed persons are those that performed or had performed, in the last 5 years, public functions, either in Brazil or in other countries, territories and external premises, as well as their representatives, family members and other persons from close connection.

The administrators and fiscal councelors listed in the table are considered as Politically Exposed Persons (Pessoas Politicamente Expostas): (BD = Board of Directors; FC = Fiscal Council).

Name	Position
Bruno Eustáquio Ferreira Castro de Carvalho	BD
José Roberto Bueno Jr	FC
Lorena Melo Silva Perim	FC
Marcelo de Siqueira Freitas	BD
Ricardo Brandão Silva	BD
Thaís Marcia Fernandes Matano Lacerda	FC
Wilson Ferreira Júnior	CEO

Annual Letter of Public Policies and Corporate Governance 2018

The administrators and fiscal councelors listed in the table are not considered as Politically Exposed Persons (Pessoas Politicamente Expostas):

Name	Position
Daniel Alves Ferreira	BD
Dario Spegiorin Silveira	FC
Eduardo Coutinho Guerra	FC
Elvira Baracuhy Cavalcanti Presta	EXECUTIVE BOARD
Felipe Villela Dias	BD
Gaspar Carreira Júnior	FC
Giuliano Barbato Wolf	FC
Jose Guimarães Monforte	BD
Lucia Maria Martins Casasanta	EXECUTIVE BOARD
Luiz Augusto Pereira de Andrade Figueira	EXECUTIVE BOARD
Luiz Eduardo dos Santos Monteiro	BD
Márcio Szechtman	EXECUTIVE BOARD
Mauro Gentile Rodrigues Cunha	BD
Patricia Valente Stierli	FC
Ruy Flaks Schneider	BD
Vicente Falconi Campos	BD

The main subjects treated by the Advisory Committees from the Administrative Board of Eletrobras in 2018 are related to the table below:

RELEVANT SUBJECTS 2018
ADVISORY COMMITTEES FROM THE ADMINISTRATIVE BOARD FROM ELETROBRAS
STRATEGY, GOVERNANCE AND SUSTAINABILITY	MANAGEMENT, PEOPLE AND ELIGIBILITY	AUDIT AND STATUTORY RISKS
Strategic Planning and corporate development	Supplementary Pension and Health Plans	Investments and disinvestments
Governance and Statutory Reform	Corporate Policies	Financial Management
Investments and disinvestments		Improvements of monitoring internal reports (critical areas)
Corporate Reports	Termination Plans
Value Generation	Eligibility of administrators and audit directors	Management of Litigation Liabilities
Regulatory Subjects
Financial Development and fundraising
On-site and Financial Monitoring of the main Working Sites/Projects	Personnel management unified Regulation	Share Operations
Sustainability Agenda	Assessment of Administrators Performance	Integrity and Compliance
P&D +1	Career and Compensation	Internal Audit
Integrity and Compliance	Development of Human Capital	Ombudsman and Complaints Channel
Corporate Policies		Supplementary Pension
Ombudsman and Complaints Channel		Financial Statements
Internal Controls
Risk management
Information security

Annual Letter of Public Policies and Corporate Governance 2018

Eletrobras develops and updates, periodically, instruments for the enhancement of the corporate governance, by means of normative which establishes guidelines for operation, selection, indication, assessment and capacitation of the members from the governance bodies. In 2018, the highlights were: the new Policy of Promotion and Use of Relevant Information and Negotiation of Securities, approved by the Board of Directors in 12/14/2018; the revision of the Policy of Indications in Holding and Subsidiaries, associated, foundations and associations from Eletrobras' companies, approved in 01/29/2018; and the promotion of the Annual Letter of Public Policies and Corporate Governance. All documents are available in the Corporate Governance area on the company website:

https://eletrobras.com/en/Paginas/Corporate-Governance.aspx

Additionally, efforts have been made on the policies systematization and company's regulations. A significative measure was taken with the subsequent event in February/2019, with the approval by the Board of Directors of the Matrix Policy of Policies and Regulations of the Eletrobras System.

The administrators, audit directors and members of the committees comply with the requirements and regulations imposed by the Law nº. 13.303/2016, through the Decree nº 8.945/2016 e through the Policy of indications in holding and subsidiaries, associated, foundations and associations from Eletrobras' companies, complying with the current legislation and Company Social Statute. The Manual of the Representatives of the Board of Directors from Eletrobras Companies, informs, among others, the duties and responsibilities of the members, always performing attributions which are assigned to them by Law, in the Social Statute, the Board By-law, if there is one, and on the other internal regulations within the company.

In order to fill the Independent Board of Administration vacancies, it was selected in the market qualified professionals with certification on the Brazilian Institute of Corporate Governance (IBGC) or who had noticeable experience in Boards in other Brazilian companies. Up until 12/31/2018, there was 15 independent board of administration members in Eletrobras companies, from which 6 were in Holding.

The Eletrobras Statute covers situations of interest conflict, according to which it is forbidden the member to deliberate over conflicting subject with its interests or related to third parts under their influence, according to the terms of the article 156 from Law Nº. 6.404/1976. In this case, they should register in minutes the divergence and exempt themselves of discussing the subject.

In order to avoid eventual conflicts and the use of strategic and confidential information, the President and the Members shall not develop activities in positions of management, administration or consultancy in private companies, electric power public services concessionaires or private companies connected by any means to the electric sector, apart from subsidiaries, associates, special-purpose entities and concessionaires under control of States, where Eletrobras has stockholding. In these cases, they may occupy positions in the board of Directors and Audit, in compliance with the Law nº 9.292/1996, regarding the compensation.

The directors must present the Confidential Declaration of Information (DCI) to the Public Ethics Committee, in which is listed the assets from directors and president, as well as it must be informed situations or share participations which may constitute an interest conflict and describe the measures taken by the Directors and President to mitigate such situations.

Annual Letter of Public Policies and Corporate Governance 2018

Performance evaluation and training

Eletrobras conducts annually, since 2013, the individual and collective performance assessment of the Board of Directors and Executive Board. The methodology became unique for all the Eletrobras companies. The results are scored and consolidated in a report and the respondents take part in a feedback meeting. In 2018, it was conducted the contracting of external consultancy – PricewaterhouseCoopers Independent Auditors - responsible for the enhancement of the methodology for performance assessment of Administrators and Board Members from all Eletrobras companies, involving also the Holding Board of Directors Committees and Cepel and Public SPEs.

The assessment procedures include structures interview, self-assessment and personalized assessment for President of the Board of Directors and Director President and qualitative assessment of external agents. The assessment provided significant advances in the Eletrobras practices and also important opportunities of future enhancement.

The three assessment pillars are: Competencies, Results and Attributions. On the Competencies pillar, the Board of Directors obtained a higher concept than the one expected, evidencing not only the quality of the collegiate, but also the importance of the high percentage of independent members. On the pillar of Results, the Board of Directors also surpassed the expectations, achieving excellent results in a significant part of the intended objectives. At last, on the pillar of Attributions, the Board of Directors obtained the concept "as expected", showing the improvements could be made, specially within the fields of people management, capital structure and strategy.

In 2018, evidencing more advances in practices of governance, along with the above mentioned process, for the first time it was unified the performance assessment of the professionals indicated for the Board of Directors and Supervisory Board of the private SPEs and associated companies, covering, therefore, the Eletrobras companies Chesf, Eletronorte, Eletropar, Eletrosul, Furnas and Holding.

Both performance assessment processes covered more than 300 people. Eletrobras understands that the diagnosis above is a relevant part for the enhancement process of the Company governance practices, and shares the vision that there are still significant enhancements to be done in the next years.

The Corporate Governance maintains an Enhancement Program for Eletrobras Members and Directors, which aligns the Performance Assessment processes already detailed with the capacitation and development actions since 2017. In 2018, there has been carried out four workshops of Best Practices in Brasília, Rio de Janeiro, Recife and Florianópolis, in order to address Stockholding and Capital market Legislation, promotion of information, internal control, Conduct Code and the Law 12.846/2013, also promoting integration and exchange of experience. It has been also organized lecture on "Ethics and Integrity" conducted by an expert from the Brazilian Institute of corporate Governance (IBGC) for holding high administration.

The participation index in said program reached approximately 80%. For the present cycle, there are two estimated programs, of which the first was held in all four offices of Eletrobras’ companies, with the inclusion of Human Rights and Special Purpose Companies Management subjects.

In addition, the Holding Company high administration participates in monthly lectures, on the beginning of each ordinary meeting, according to the meetings schedule.  The subjects of said lectures take into account the feedback from the counselors in yearly researches and by the time they take their office. In 2019, there were lectures in the following subjects: Risks, Internal Controls and Integrity, Regulatory issues in the electric sector and Energy Commercialization.

Annual Letter of Public Policies and Corporate Governance 2018

Compensation

The compensation practice adopted by Eletrobras has as its main purpose to promote the alignment of the director’s interests with the interests from the company shareholders. The Eletrobras director’s compensation is aligned with the compensation practices applied by the market for companies somewhat similar to Eletrobras, as well as the rules defined for state owned companies by the State Owned Companies Governance and Coordination Secretariat (SEST) and the inherent responsibilities to each position.

The compensation of members of the Board of Directors and Supervisor Board, according to the Law nº. 9.292/96, is fixated in one tenth of the average monthly compensation from the members of the Executive Board (President and Directors), excluding the values related to direct and indirect benefits granted to the referred members.

The members of the Eletrobras Statutory Board are fairly entitled to a fixated monthly compensation correspondent to fees attributed to their position plus the following benefits: holiday pay, supplementary private pension, transference living allowance, group life insurance, funeral insurance, medical expenses, meal allowance, accommodation allowance and special allowance.

The special allowance is related to Christmas Bonus, paid to all members of the Executive Board. All Board from Eletrobras is statutory.

The members from the Executive Board are fairly entitled of annual variable compensation, with the achievement of certain goals, accorded between Eletrobras and its subsidiaries (derived from Management and Business Plans), with the approval from MME and SEST, from the Management, Development and Planning Ministry.

Under the terms of the Federal Law nº. 12.813, from the 16th of May 2013, and under the terms of the article 4º from de Decree Nº. 4.187, from the 8th of April 2002, the members of the Statutory Board are fairly entitled to benefits motivated by the cessation of the position activities.

Such benefit, called "Quarantine", aims to ensure that other positions and / or new positions, by the company's former directors, are not taken over by companies considered to be competitors of the company within six months of their departure. The members of the Statutory Board are not fairly entitled of compensation based on activities.

The global compensation fixation of directors, members of the Board of Directors and the Supervisory Board from Eletrobras follows an already established process. Annually, the Eletrobras Administration submits to SEST and MME the compensation proposal of its directors (Executive Board and Board of Directors) and full members from the Supervisory Board for the period of the next tenure (between April of the current year and march of the next year).

The calculation methodology adopted for the development of the Annual Fixed Compensation proposal follows the guidelines established by SEST for each item it composes.

Annual Letter of Public Policies and Corporate Governance 2018

Ordinarily, SEST adopts as index of correction of wages or pro-labore and benefits the Extended National Consumer Price Index (IPCA) accumulated in the last 12 months, except in relation to Housing Assistance, which follows the limit established by current legislation (Art. 5º from the Decree n.o 3.255/1999).

(i) The sum related to the director’s compensation is previously established by SEST from the Management, Budget and Planning Ministry, which defines individual compensation values of each administration body from Eletrobras;

(ii) SEST submits the defined value for the compensation of the Eletrobras directors for the approval of the National Treasury Secretariat;

(iii) The National Treasury Secretariat, after approval of the sum defined by SEST, submit it under the form of vote instruction, for the approval in Eletrobras Shareholders Ordinary General Meeting.

Annually, due to the conduction of the Ordinary General Meeting, the compensation values for the Eletrobras Directors may be adjusted and are approved in compliance with the limits stipulated by SEST.

The annual compensation (fees) for the Eletrobras President, in 2018, was of R$ 688,530.96 (included the valor received as a member of the Board of Directors) and for the other directors, was of R$ 598,350.84.

In the same year, for the group of Eletrobras employees, the total annual compensation average was of R$ 142,273.62.

Therefore, the ratio between the President's annual compensation and the average compensation was of 4.84.

More information can be obtained in item 13 of the Eletrobras Reference Form, available at https://eletrobras.com/en/Paginas/Corporate-Governance.aspx.

9. Our Main Improvements in Corporate Governance

Changes in governance structure and practices

As a publicly held company, Eletrobras complies with international standards of corporate governance compatible with  market standards where  it operates. In addition, the company has conducted improvement actions in corporate governance in order to align itself with its Strategic Plan and its Business and Management Master Plan 2019-2023, as well as the Program from B3 of Corporate Governance on state owned utilities, Law no. 13,303 /16, Decree No. 8.945 / 16 and other laws in force.

In the workflow of the approval of the Law n.º 13.303/16 and the Decree n.º 8.945/16, which regulated it,  Eletrobras promoted the revision of  of internal by-laws  and regulation  to the new legislation. Additionally, it also edited policies and internal normative due to the same legislation.

Annual Letter of Public Policies and Corporate Governance 2018

In the scope of the PDNG 2019-2023, within the pillar of Governance and Compliance, it has been given continuity to the obtaining of certificates  of governance. Along the same line, in 2018, 2 new assessment cycles from IG-SEST were developed, in May and November/2018. In Nov/2017, Eletrobras obtained the Governance Indicator Certification - IG-SEST, with a score of 8.08, being classified as Level 1 (excellence level).  In November 5th, 2018, it  concluded the second  assessment cycle of the indicator, with a score of 10.0, maintaining the Level 1 position obtained in November, 2017 and on the 3rd assessment cycle, the company maintained the Level 1 position, showing its commitment with continuity and perpetuity of  good governance practices.

Additionally, in March/2018, Eletrobras concluded its adhesion to the Program in Governance of State Owned Companies from B3.

➢  B3 Program

Complied  6 compulsory measures defined in the articles 16, II; 25; 27; 30 and 32 and obtained 50 points, from a total of 60.

Not  scored:

✓  Art.28 (Promotion of the summarized report from CAE along with the DF’s, 4 points);

Demand already met, document promoted and available by means of the electronic address: https://eletrobras.com/en/Paginas/Corporate-Governance.aspx

✓  Art. 34 (Assessment of Performance of High Administration, 2 points);

Demand already met, since it  selected the company responsible for the director’s assessment and presented the results to  Eletrobras Board of Directors.

✓  Art. 42 (Code of Conduct of the High Administration, which estimates agreement rules as established in the Program, 4 points). Requirement which depends of management carried by  the controlling shareholder.

Eletrobras committed to fully adopt all the measures from the program, until July 8th, 2020, under the risk of cancelation of certification.

Training Plan

Law No. 13,303, of June 30, 2016 (State owned Companies Law) and its regulatory decree, Decree No. 8.945, of December 27, 2016, have brought a new profile to candidates for positions of directors  and fiscal councilor. Among other subjects, it has been stipulated they must participate in specific trainings about relevant subjects related to their activities.

With this objective,  Eletrobras released, in 2017, the "Program of Enhancement for Eletrobras Directors and Counselors" which comprises many educative actions in order to serve Holding, subsidiaries, associated and SPEs, aiming at the development of directors, counselors  and members in a consistent and continued way. In 2018, four workshops were held in Brasília, Rio de Janeiro, Recife and Florianópolis, in order to address Stockholding and Capital market legislation, promotion of information, internal control, Conduct Code and the Law nº 12.846/2013. It has been also organized a lecture on "Ethics and Integrity" conducted by an expert from the Brazilian Institute of corporate Governance (IBGC) for holding high administration.

Annual Letter of Public Policies and Corporate Governance 2018

Summary of Key Practices

The following list indicates the main corporate governance practices adopted by Eletrobras:

•         Board of Directors, composed of 55% of independent members;

•         Fiscal Council , with competencies and operation defined in Internal By-law and adherent to the SEC demands regarding the operation of the Audit Committee;

•         Members of Holding’ Executive Board  participating in the  Board of Directors of all subsidiaries entities;

•         Existence of a Policy of Securities Negotiation Issued by Eletrobras;

•         Existence of Policy of Use and Promotion of Relevant information;

•         Existence of a single Code of Ethics and Conduct adopted by all Eletrobras companies;

•         Existence of a Policy of Indication of Representatives in subsidiaries, affiliates, foundations and associations of Eletrobras companies;

•         Publishing of the Policy for Disclosure and Use of Relevant Information and Negotiation of Securities from Eletrobras;

•         Publishing of the Anticorruption Policy on Eletrobras Companies;

•         Publishing of the Spokesperson Policy of the Eletrobras companies;

•         Listing on Level 1 of B3 Corporate Governance;

•         Different channels of communication for receiving of complaints and/or accusations;

•         Certification of internal controls by directors (CEO and CFO) and by independent auditors, with the transparent approach of eventual deficiencies and their remediation plans;

•         Directors and Fiscal Counselors s subject to assessment of requirements and  prohibitions according to the Law n.º 13.303/2016 and in the Decree n.º 8.945/2016;

•         Existence of committees to support the Board of Directors - Audit and Risks Statutory Committee, Strategy, Governance and Sustainability Committee and Management, People and Eligibility Committee;

•         Annual assessment of the members of the Board of Directors, Executive Board and Fiscal Council ;

•         Annual Reporting according with the standards of Global Reporting Initiative (GRI) and meeting the framework do International Integrated Reporting Council - IIRC;

•         Publishing of financial statements  according to the international accounting standards;

•         Publishing of quarterly audited reports (ITR);

•         Internal Audit subjected to the Board of Directors;

•         Updating of governance instruments - Representative Board of Director's Manual,  Representative Fiscal Council 's Manual, Internal Regulations of the Board of Directors, Fiscal Council and CA Committees;

•         Return in 2018 to the Corporate Sustainability Rate - ISE/B3 Portfolio;

•         Level 1 Certification (excellence level) from the Governance Indicator - IG-SEST, developed by Sest, from the Economy Ministry, with the purpose of assessing the compliance of the legislation and guidelines stipulated by the Interministerial Committee of Corporate Governance and Administration of Stockholding Participations of the Federal Government - CGPAR, in order to implement the best market practices.

•         Our management tools and corporate governance are available in our website: https://eletrobras.com/en/Paginas/Bylaws-Policies-and-Manuals.aspx.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.